SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Rule 14d-101

SOLICITATION/RECOMMENDATION STATEMENT

Under Section 14(d)(4)

of the Securities Exchange Act of 1934

SEMITOOL, INC.

(Name of Subject Company)

SEMITOOL, INC.

(Name of Person(s) Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

816909105

(CUSIP Number of Class of Securities)

Richard Hegger

Vice President, General Counsel and Secretary

Semitool, Inc.

655 West Reserve Drive

Kalispell, MT 59901

(406) 752-2107

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Marcus J. Williams, Esq.

Davis Wright Tremaine LLP

1201 Third Avenue Suite 2200

Seattle, Washington 98101

(206) 622-3150

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Security and Subject Company.

The name of the subject company is Semitool, Inc., a Montana corporation (“Semitool” or the “Company”). The Company’s principal executive offices are located at 655 West Reserve Drive, Kalispell, Montana 59901. The telephone number of the Company at its principal executive office is (406) 752-2107. This statement relates to the Company’s common stock, no par value (the “Common Stock” or the “Shares”). As of November 16, 2009 there were 32,751,356 Shares issued and outstanding, including 170,420 shares of Semitool restricted Shares, and 12,279,851 employee stock options to purchase, and 10,050 restricted stock units relating to, Shares.

Item 2.	Tender Offer of the Bidder.

The filing person of this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) is the subject company, Semitool. The Company’s name, business address and business telephone number are set forth in Item 1 above, which information is incorporated by reference herein.

This Statement relates to the tender offer made by Jupiter Acquisition Sub, Inc. (“Purchaser”), a Montana corporation and a wholly owned subsidiary of Applied Materials, Inc. (“Applied”), a Delaware corporation, disclosed in a Tender Offer Statement on Schedule TO (as amended from time to time, the “Schedule TO”) dated November 19, 2009, to purchase all of the outstanding Shares, at a purchase price of $11.00 per Share, net to seller in cash without interest thereon and less any required withholding tax (such tender offer, the “Offer” and such purchase price, the “Offer Price”). The Offer is conditioned upon, among other things, there being validly tendered in accordance with the terms of the Offer and not withdrawn prior to the expiration date of the Offer (as described below) Shares that, together with any Shares owned by Applied or Purchaser immediately prior to the first time of acceptance by Purchaser of Shares for payment pursuant to the Offer (the “Acceptance Time”), represent more than 66-2/3% of the Adjusted Outstanding Share Number, as described below (the “Minimum Condition”). The Offer is subject to the other terms and conditions set forth in Section 13 of the Offer to Purchase dated November 19, 2009, filed as Exhibit (a)(1) to this Statement and incorporated by this reference (the “Offer to Purchase”) and the related Letter of Transmittal filed as Exhibit (a)(2) and incorporated by this reference (together with the Offer to Purchase, as they may be amended or supplemented, the “Offer Documents”). For purposes of the Offer and this Statement, the term “Adjusted Outstanding Share Number” means the aggregate number of (1) Shares issued and outstanding immediately prior to the Acceptance Time plus (2) an additional number of Shares up to (but not exceeding) the aggregate number of Shares issuable upon the conversion, exchange or exercise, as applicable, of all options, warrants and other rights to acquire, or securities convertible into or exchangeable for, such Shares that are outstanding immediately prior to the Acceptance Time and that are vested or that will be vested immediately after the Acceptance Time (other than potential (but not actual) dilution from the Top-Up Option described below). The Minimum Condition cannot be waived without the prior written consent of Semitool and the Offer is not subject to a financing contingency.

The Offer is being made pursuant to an Agreement and Plan of Merger dated November 16, 2009 among the Company, Purchaser and Applied (as may be amended or supplemented from time to time, the “Merger Agreement”) and the Annexes thereto (collectively, the “Merger Documents”), all of which are filed together as Exhibit (e)(1) and incorporated by this reference. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the terms and conditions set forth in the Merger Agreement and in accordance with the Montana Business Corporation Act (the “Act”), Purchaser and the Company will merge (the “Merger”). As a result of the Merger, at the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than Shares that are held by Applied, Purchaser or any wholly owned subsidiary of Applied or the Company, or held in the Company’s treasury, or held by shareholders who are entitled to assert, and who properly assert, dissenters’ rights under the Act) that is not tendered pursuant to the Offer will be converted into the right to receive an amount in cash equal to the Offer Price. Following the Effective Time, the merged entity will continue as a wholly owned subsidiary of Applied. Descriptions of the Merger Agreement contained herein are qualified in their entirety by reference to the Merger Agreement.

The initial expiration date for the Offer is 12:00 midnight, New York City Time, on December 17, 2009, subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration time of the Offer, as such time may be extended as provided in the Offer to Purchase.

The Schedule TO states that the principal executive offices of Purchaser are located at 3050 Bowers Avenue, P.O. Box 58039, Santa Clara, California 95052-8039. Information about the Offer, this Schedule, the Schedule TO, the Merger Agreement and related materials with respect to the Offer can be found on the Company’s website at http://www.semitool.com. Any other information on the Company’s website that is not specifically identified as relating to the Offer should not be considered part of this Statement.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Item 3 or as otherwise incorporated by reference herein, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between or among Semitool or its affiliates and (i) Semitool’s executive officers, directors or affiliates, or (ii) Applied, Purchaser or their respective executive officers, directors or affiliates.

In the case of each plan or agreement discussed below to which the terms “change-in-control” or “change-of-control” apply, the consummation of the Offer would constitute a change-in-control or change-of-control, as applicable.

(a) The Company, its Executive Officers, Directors or Affiliates

Arrangements with Current Semitool Executive Officers and Directors. Semitool’s executive officers and the members of the board of directors of Semitool (the “Semitool Board”) may be deemed to have interests in the transactions contemplated by the Merger Agreement that may be different from or in addition to those of Semitool’s shareholders generally. These interests may create potential conflicts of interest. The Semitool Board was aware of these interests and considered them, among other matters, in deciding to approve the Merger Agreement and the transactions contemplated thereby.

Cash Consideration Payable Pursuant to Offer. If Semitool’s executive officers and directors tender their Shares in response to the Offer, they will receive the same cash consideration per Share on the same terms and conditions as Semitool’s other shareholders. As of November 16, 2009, Semitool’s executive officers and directors beneficially owned in the aggregate 9,842,518 Shares (excluding stock options with respect to the Shares). If the executive officers and directors were to tender all 9,842,518 Shares beneficially owned by them in response to the Offer and those Shares were accepted and acquired by Purchaser, the executive officers and directors would receive an aggregate of approximately $108,267,698 in cash. In addition, Mr. Raymon Thompson, Semitool’s Chairman of the Board and Chief Executive Officer, is also trustee of the Floyd Foundation Trust (the “Trust”), which holds 160,000 Shares over which Mr. Thompson has voting and dispositive power. If Mr. Thompson were to tender all such Shares on behalf of the Trust, and such Shares were accepted and acquired by Purchaser, the Trust would receive an aggregate of $1,760,000 in cash.

The table below sets forth information regarding the amount of cash consideration each executive officer and director will receive pursuant to the Offer assuming the Shares beneficially owned by each of Semitool’s executive officers and directors (excluding unvested restricted Shares and Shares underlying stock options) are tendered pursuant to the Offer and those Shares are accepted for purchase and purchased by Purchaser.

Name	Number of Shares Owned(1)	Consideration
Raymon F. Thompson(2)	9,685,918	$106,599,098
Howard E. Bateman	13,000	$143,000
Donald P. Baumann	1,000	$11,000
Daniel J. Eigeman	14,800	$162,800
Charles P. Grenier	3,000	$33,000
Steven C. Stahlberg	1,150	$12,650
Steven R. Thompson(3)	7,000	$77,000
Timothy C. Dodkin	16,255	$178,805
Richard Hegger	1,310	$14,410
Larry E. Murphy	48,313	$531,443
Herbert Oetzlinger	10,000	$110,000
Klaus H. Pfeifer	4,863	$53,493
Richard P. Schuster	—	—
Paul M. Siblerud	2,418	$26,598
Larry A. Viano	13,650	$150,150
James L. Wright	14,575	$160,325

(1)	Share ownership figures as of November 16, 2009.
(2)	Excludes 160,000 Shares held in the name of the Floyd Foundation Trust, of which Mr. R. Thompson is the trustee.
(3)	Mr. S. Thompson is the custodian for 7,000 Shares held in the name of four minor children.

Semitool Stock Options and Other Stock Awards. The Merger Agreement provides that when the Purchaser accepts Shares for payment in the Offer each of the outstanding and unexercised options to purchase Shares, whether vested or unvested, including stock options held by Semitool’s executive officers and directors, will be cancelled and the holders of such options will become entitled to receive a lump sum cash payment equal to the product of (a) the excess, if any, of the Offer Price over the exercise price per Share of such option, and (b) the number of Shares subject to such option, immediately prior to the Acceptance Time, without interest and less any required withholding tax (such amount, the “Option Spread Value”). As of November 16, 2009, Semitool’s executive officers and directors held vested options to purchase an aggregate of 629,575 Shares, with exercise prices ranging from $3.98 to $15.875 per Share and a weighted average exercise price of $7.36 per Share, and unvested options to purchase an aggregate of 24,550 Shares, with exercise prices ranging from $7.90 to $9.06 per Share and a weighted average exercise price of $8.36 per Share. In the event a stock option has an exercise price per Share equal to or greater than the Offer Price, the option will be cancelled, without any consideration being payable in respect thereof.

The table below sets forth the Option Spread Value prior to withholding taxes for each of Semitool’s executive officers and directors, as of November 16, 2009, for: (i) options that by their terms are currently vested, (ii) options that are currently unvested, and (iii) total vested options and unvested options immediately prior to the Acceptance Time.

Name	Option Spread Value of Exercisable Options	Option Spread Value of Unexercisable Accelerated Options	Total Option Spread Value
Raymon F. Thompson	$—	$—	$—
Howard E. Bateman	$14,760	$—	$14,760
Donald P. Baumann	$18,600	$—	$18,600
Daniel J. Eigeman	$2,360	$—	$2,360
Charles P. Grenier	$9,000	$—	$9,000
Steven C. Stahlberg	$—	$—	$—
Steven R. Thompson	$6,133	$4,435	$10,568
Timothy C. Dodkin	$481,900	$6,200	$488,100
Richard Hegger	$35,963	$4,880	$40,843
Larry E. Murphy	$403,600	$—	$403,600
Herbert Oetzlinger	$216,240	$3.050	$219,290
Klaus H. Pfeifer,	$31,525	$16,975	$48,500
Richard P. Schuster	$76,124	$4,960	$81,084
Paul M. Siblerud	$121,262	$6,200	$127,462
Larry A. Viano	$198,394	$9,300	$207,649
James L. Wright	$366,700	$7,625	$374,325

The Merger Agreement also provides that each restricted Share that is outstanding immediately prior to the Acceptance Time, including restricted Shares held by Semitool’s executive officers and directors, will become fully vested and all restrictions and conditions applicable thereto will lapse. Holders of such restricted Shares will be entitled to receive cash in an amount equal to the product of (a) the amount of the Offer Price and (b) the number of restricted Shares, without interest and less any required withholding tax (such amount, the “Restricted Stock Value”).

The table below sets forth the gross Restricted Stock Value, prior to withholding taxes, as of November 16, 2009, for unvested restricted Shares held by each of Semitool’s executive officers and directors that, in accordance with the provisions of the Merger Agreement, will vest in full as of the Acceptance Time.

Name	Number of Unvested Restricted Shares		Consideration
Raymon F. Thompson	—		$—
Howard E. Bateman	250		$2,750
Donald P. Baumann	250		$2,750
Daniel J. Eigeman	250		$2,750
Charles P. Grenier	250		$2,750
Steven C. Stahlberg	250		$2,750
Steven R. Thompson	600		$6,600
Timothy C. Dodkin	1,200		$13,200
Richard Hegger	6,000		$66,000
Larry E. Murphy	19,500		$214,500
Herbert Oetzlinger	6,750	(1)	$74,250
Klaus H. Pfeifer,	9,800		$107,800
Richard P. Schuster	4,800		$52,800
Paul M. Siblerud	4,800		$52,800
Larry A. Viano	6,000		$66,000
James L. Wright	6,000		$66,000

(1)	Mr. Oetzlinger holds a restricted stock unit for 6,750 Shares rather than a restricted stock award, therefore these Shares are not outstanding at the time of the offer. Mr. Oetzlinger’s restricted stock unit will be settled in cash with all other restricted stock units outstanding at the Acceptance Time as described in the Offer to Purchase.

The acceleration of vesting and cancellation of Semitool stock options, restricted stock units and restricted Shares and the related cash payments to the holders of such options, units and restricted Shares pursuant to the Merger Agreement are in addition to any benefits following a “change-in-control” or “change-of-control” under any of the agreements or arrangements described below.

Employment Agreements with Semitool

Agreement with Larry E. Murphy

On April 20, 2004, Larry E. Murphy signed a letter agreement with Semitool to serve as President and Chief Operating Officer. Mr. Murphy received a base salary of $361,057 for the fiscal year ended September 30, 2009, which reflects a 25% temporary salary reduction taken in 2009. Mr. Murphy also is entitled to participate in an Executive Bonus Plan dated October 1, 2005, however, Semitool does not expect Mr. Murphy will be eligible to receive any bonus for fiscal year 2009 as bonuses under the plan are based on a percentage increase in annual sales over the prior year with annual sales in the base year of the plan as a minimum threshold for bonus award. Mr. Murphy holds a total of 200,000 vested stock options pursuant to the Company’s 2004 Stock Option Plan. Mr. Murphy also has outstanding grants for 19,500 restricted Shares pursuant to the Company’s 2007 Stock Incentive Plan. If Mr. Murphy’s employment is terminated by Semitool other than for misconduct, Mr. Murphy will be entitled to severance in an amount equal to six months of gross salary (excluding bonuses and other compensation).

The summary of Mr. Murphy’s employment agreement contained herein is qualified by reference to his agreement, which is filed herewith as Exhibit (e)(2) and is incorporated herein by reference.

Agreement with Larry A. Viano

On June 1, 2003, Semitool entered into an employment agreement with Larry A. Viano pursuant to which Mr. Viano serves as Semitool’s Vice President and Chief Financial Officer. Mr. Viano received a base salary of $168,929 for the fiscal year ended September 30, 2009, which reflects a temporary 25% reduction in salary taken in 2009. Mr. Viano holds a total of 41,000 vested stock options and 3,000 unvested stock options pursuant to the Company’s 2004 Stock Option Plan. Mr. Viano also has grants outstanding for 6,000 restricted Shares pursuant to the Company’s 2007 Stock Incentive Plan.

The summary of Mr. Viano’s employment agreement contained herein is qualified by reference to his agreement, which is filed herewith as Exhibit (e)(3) and is incorporated herein by reference.

Agreement with Timothy C. Dodkin

On June 30, 2003, Timothy C. Dodkin entered into an employment agreement with the Company pursuant to which he serves as Semitool’s Executive Vice President. Mr. Dodkin received a base salary of $251,850 for the fiscal year ended September 30, 2009, which reflects a temporary salary reduction of 40% for a portion of 2009 and 25% for the remainder of 2009. Mr. Dodkin holds a total of 118,000 vested stock options and 1,700 unvested stock options pursuant to the Company’s 2004 Stock Option Plan. Mr. Dodkin also has grants outstanding for 1,200 restricted Shares pursuant to the Company’s 2007 Stock Incentive Plan.

The summary of Mr. Dodkin’s employment agreement contained herein is qualified by reference to his agreement, which is filed herewith as Exhibit (e)(4) and is incorporated herein by reference.

Semitool Executive Bonus Plan

Under the Semitool Executive Bonus Plan (the “Bonus Plan”), which was put into place for the benefit of Mr. Murphy, Mr. Murphy is entitled to receive an annual incentive award based on the achievement of goals related to the performance of the Company. The Bonus Plan is not intended to qualify as a performance-based plan under Internal Revenue Code Section 162(m). Mr. Murphy’s incentive award is based on the increase in annual sales; however, the incentive amount may be modified by the plan administrator based on other discretionary performance-based adjustments. The incentive payments are normally made as a lump-sum payment to Mr. Murphy, however, the committee administering the plan may determine in the alternative to pay Mr. Murphy in restricted Shares in an amount based on the fair market value of Semitool’s common stock on the date of grant.

The summary of the Semitool Executive Bonus Plan contained herein is qualified by reference to the Bonus Plan, which is filed herewith as Exhibit (e)(5) and is incorporated herein by reference.

Change In Control Severance Agreements

Semitool entered into Change in Control Severance Agreements (the “Control Agreements”) with nine executive officers and two additional executive non-officers of Semitool, which provide separation pay and benefits to each of those persons in the event his or her employment is involuntarily terminated without cause or he or she voluntarily terminates his or her employment for good reason within 24 months following the effective date of a change in control. Specifically, the Control Agreements provide that eligible participants will be entitled to receive:

•	a lump sum payment equal to two times the participant’s highest annual base salary over the prior three years;

•	continued health, life and disability insurance coverage for 18 months following termination; and

•	acceleration of unvested stock options and restricted Shares or restricted stock unit grants.

The summary of the Control Agreements contained herein is qualified by reference to the form of Control Agreement, which is filed herewith as Exhibit (e)(6) and is incorporated herein by reference.

The following table sets forth, as of November 16, 2009, the cash consideration and the estimated benefits value that each of Semitool’s named executive officers would receive in accordance with the terms of the Control Agreements if such individual’s employment were terminated without cause or such individual terminated his or her employment for good reason following the consummation of the Offer in accordance with the terms of the Control Agreement, assuming such event occurred on December 31, 2009:

Name	Lump Sum Severance Salary Payment		Continuation of Insurance Benefits		Total
Larry E. Murphy	$840,000	(1)	$13,932		$853,932
Larry A. Viano	$400,000	(2)	$13,888		$413,888
Timothy C. Dodkin	$795,114	(3)	$4,005	(10)	$799,119
Herbert Oetzlinger	$442,444	(4)	$2,379	(11)	$444,823
Richard C. Hegger	$331,000	(5)	$13,794		$344,794
Klaus H. Pfeifer,	$320,000	(6)	$13,675		$333,675
Richard P. Schuster	$314,000	(7)	$13,758		$327,758
Paul M. Siblerud	$284,400	(8)	$13,644		$298,044
James L. Wright	$352,000	(9)	$13,622		$365,622

(1)	Based on a base salary of $420,000, which is the highest base salary for Mr. Murphy in the last three-year period.
(2)	Based on a base salary of $200,000, which is the highest base salary for Mr. Viano in the last three-year period.

(3)	Based on a base salary of $397,557 which is the highest base salary for Mr. Dodkin in the last three-year period.
(4)	Based on a base salary of $221,222 which is the highest base salary for Mr. Octzlinger in the last three-year period.
(5)	Based on a base salary of $165,500 which is the highest base salary for Mr. Hegger in the last three-year period.
(6)	Based on a base salary of $160,000 which is the highest base salary for Mr. Pfeifer in the last three-year period.
(7)	Based on a base salary of $157,000 which is the highest base salary for Mr. Schuster in the last three-year period.
(8)	Based on a base salary of $142,200 which is the highest base salary for Mr. Siblerud in the last three-year period.
(9)	Based on a base salary of $176,000 which is the highest base salary for Mr. Wright in the last three-year period.
(10)	Mr. Dodkin’s insurance benefits are paid in British pounds; the amount shown here is based on the November 16, 2009 exchange rate of $1.679 per £1.00.
(11)	Mr. Oetzlinger’s insurance benefits are paid in Euros; the amount shown here is based on the November 16, 2009 exchange rate of $1.495 per €1.00.

On November 16, 2009, in connection with the approval by the Semitool Board of the Merger Agreement, the Offer and the Merger, the Compensation Committee of the Semitool Board (composed solely of “independent directors” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto) approved, in accordance with the non-exclusive safe harbor provisions contained in Rule 14d-10 under the Exchange Act, among other things, each of the foregoing Control Agreements as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act.

Indemnification of Officers and Directors.

Section 35-1-452 of the Act provides that a corporation has the power to indemnify a director of the corporation, as well as certain other persons serving at the request of the corporation in capacities that are for the benefit of the corporation, against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation. In addition, the corporation may indemnify such person in any criminal proceeding if he had no reasonable cause to believe his conduct was unlawful; provided that, in the case of (a) actions brought by or in the right of the corporation and (b) any action where the individual is charged with receiving an improper personal benefit, no indemnification shall be made where such person has been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances, in which case indemnification is limited to reasonable expenses incurred.

Section 35-1-452 of the Act provides that unless limited by its articles of incorporation, a corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because the individual is or was a director of the corporation, against reasonable expenses incurred by the director in connection with the proceeding. Additionally, Section 35-1-457 of the Act grants similar rights to officers of the corporation who are not directors and permits the corporation to indemnify and advance expenses to an officer, employee, or agent of the corporation who is not a director to the same extent as to a director. Semitool’s Amended and Restated Articles of Incorporation provide for indemnification of officers and directors to the extent allowed under the Act as described above.

In addition, Semitool insures its directors and officers against liability asserted against them in their capacities as directors or officers or arising out of such status.

The Merger Agreement provides that all rights to indemnification by Semitool existing in favor of those persons who are directors and officers of Semitool as of the date of the Merger Agreement (the “Indemnified Persons”) for their acts and omissions as directors and officers occurring prior to the Effective Time, as provided in Semitool’s articles of incorporation or bylaws (in each case as in effect as of the date of the Merger Agreement) and as provided in any indemnification agreements between Semitool and the Indemnified Persons (as in effect as of the date of the Merger Agreement) made available to Applied prior to the date of the Merger Agreement, will survive the Merger and will continue in full force and effect (to the fullest extent such rights to indemnification are available under and consistent with Montana law) for a period of six years from the Effective Time.

The Merger Agreement provides further that from the Effective Time until the sixth anniversary of the Effective Time, the surviving corporation must maintain in effect, for the benefit of the Indemnified Persons with respect to their acts and omissions as directors and officers occurring prior to the Effective Time, the existing policy of directors’ and officers’ liability insurance maintained by Semitool as of the date of the Merger Agreement in the form disclosed by Semitool to Applied prior to the date of the Merger Agreement (the “Existing D&O Policy”) to the extent that directors’ and officers’ liability insurance coverage is available on commercially reasonable terms. However, (i) the surviving corporation may substitute for the Existing D&O Policy a policy or policies of comparable coverage and (ii) the surviving corporation will not be required to pay annual premiums for the Existing D&O Policy (or for any substitute policies) in excess of 200% of the annual premium paid prior to the date of the Merger Agreement by Semitool for the Existing D&O Policy (the “Maximum Premium”). In the event any future annual premiums for the Existing D&O Policy (or any substitute policies) exceed the Maximum Premium in the aggregate, the Merger Agreement provides that the surviving corporation will be entitled to reduce the amount of coverage of the Existing D&O Policy (or any substitute policies) to the amount of coverage that can be obtained for a premium equal to the Maximum Premium. Applied and the surviving corporation have the right in lieu of the foregoing to purchase a tail policy with substantially the same coverage.

Aircraft Leases between Semitool and Entities Owned by Mr. Thompson.

Semitool leases two airplanes and an aircraft hangar from limited liability companies wholly owned by its Chairman and Chief Executive Officer, Mr. Raymon Thompson pursuant to three separate leases. Under these lease agreements and a fourth lease agreement for an additional aircraft, which lease was terminated in July 2009, the Company made rental payments aggregating $1,891,157 during the fiscal year ended September 30, 2009. Mr. Thompson has access to the aircraft for personal use. On July 1, 2009, in addition to the termination of the lease referred to above, the parties amended the two remaining aircraft leases to decrease the lease payments due by the Company to Mr. Thompson.

Semitool’s current lease payments aggregate to $34,100 per month. The lease terms are month-to-month. The terms of the lease agreements were based on comparable information on lease rates received from independent aircraft leasing dealers and finance entities for similar aircraft. Semitool believes that these lease agreements are on terms no less favorable to Semitool than could have been obtained from an unaffiliated party.

The summary of the aircraft leases with Mr. Thompson contained herein is qualified by reference to the two lease agreement currently in effect, which are filed herewith as Exhibits (e)(7) and (e)(8) and are incorporated herein by reference.

(b) Applied, its Executive Officers, Directors or Affiliates

The Merger Agreement. The summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer, which is being filed as an exhibit to the Schedule TO, are incorporated in this Statement by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

The Merger Agreement governs the contractual rights among Semitool, Applied and the Purchaser in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Statement to provide shareholders with information about the Merger Agreement and is not intended to modify or supplement any factual disclosures about Semitool or Applied in the Company’s or Applied’s reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures about any facts or circumstances relating to Semitool or Applied. The representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which the Purchaser may refuse to consummate the Offer, or a party may have the right to terminate the Merger Agreement, under certain circumstances if the representations and warranties of the other party prove to be untrue, and to allocate risk between the parties, rather than to establish matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from those generally applicable to shareholders.

Representation on the Semitool Board. The Merger Agreement provides that after Acceptance Time, Applied will be entitled to designate a number of the Company’s directors, rounded-up to the next whole number, equal to the product of the total number of directors on the Semitool Board (giving effect to any increase in size of the Semitool Board effected pursuant to the Merger Agreement) multiplied by the percentage that the aggregate number of Shares beneficially owned by Applied, Purchaser or any of their affiliates bears to the total number of Shares then outstanding. The Merger Agreement provides that in no event following the Acceptance Time will Applied’s director designees constitute less than a majority of the Semitool Board. Under the terms of the Merger Agreement, the Company must take all actions necessary to effect the election of said directors to the Semitool Board. The Semitool Board, upon Applied’s request following the Acceptance Time, and at all times thereafter, must use its commercially reasonable efforts to cause the individuals designated by Applied to constitute the same percentage (rounded-up to the next whole number) as is on the Semitool Board of (i) each committee of the Semitool Board, (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board, that represents at least the same percentage as Applied’s designees represent on the Semitool Board.

However, following the Acceptance Time and prior to the Effective Time, the Merger Agreement provides that Semitool must use its commercially reasonable efforts to ensure that at least two directors who were on the Semitool Board on November 16, 2009 (the “Continuing Directors”) are members of the Semitool Board. In the event that, prior to the Effective Time, the number of Continuing Directors is reduced to one, the remaining Continuing Director shall be entitled to designate any other person to fill the vacancy left by such departed Continuing Director. In the event that there are no Continuing Directors remaining in office, the other directors of Semitool then in office shall designate two persons to fill such vacancies who are not directors, officers, employees or affiliates of Applied or the Purchaser or Semitool, and such persons will be deemed to be Continuing Directors.

Following the election or appointment of board designees by Applied and until the Effective Time, the approval of a majority of the Continuing Directors will be required for (i) any action by Semitool with respect to any amendment or waiver of any term or condition of the Merger Agreement, the Merger or the articles of incorporation or bylaws of Semitool; (ii) any termination of the Merger Agreement by Semitool; or (iii) any extension by Semitool of the time for the performance of any of the obligations or other acts of Applied or Purchaser, or any waiver or assertion of any of Semitool’s rights under the Merger Agreement.

The foregoing summary concerning representation on the Semitool Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Non-Compete Agreements with Applied. Raymon F. Thompson and Larry E. Murphy have each entered into a Noncompetition Agreement for the benefit of Applied (collectively, the “Non-Compete Agreements”), which will become effective upon the Acceptance Time. The Non-Compete Agreements provide that for a period of two years from the Acceptance Time, each such person will not (and will not permit any of his affiliates to) anywhere in the world, directly or indirectly, (i) engage in (A) business relating to the design, development, manufacture, marketing, sale or distribution of tools, systems, equipment, products or technology used in connection with any of the following: front end of line or back end of line cleaning, stripping, surface preparation or etching; depositing copper or other interconnect material; semiconductor packaging (including back side metallization and TSV); wet solar processing; LED and battery fabrication; and plating of magnetic materials or (B) any other business or activity engaged in by Semitool or any of its subsidiaries during the one-year period prior to the Acceptance Time (together, with clause (A) (the “Business”)) and (ii) be or become, among other things, an officer, director, shareholder, owner, affiliate, partner, employee, agent, or consultant of, or otherwise become associated with, any person that engages in any aspect of the Business.

Furthermore, each such person has agreed that he will not (and will not permit any of his affiliates to), for a period of two years from the Acceptance Time, (i) hire or encourage, induce or solicit certain employees, consultants or independent contractors of Applied or its affiliates (including Semitool and its subsidiaries) to leave his or her employment, consulting or independent contractor relationship with Applied or its affiliates (including Semitool and its subsidiaries) or (ii) directly or indirectly, encourage, induce or solicit any customer, who has purchased or intends to purchase any product or service of Semitool or its subsidiaries, to not do business with Semitool or its subsidiaries or to do business with a competitor of Semitool or its subsidiaries.

The summary of the Non-Compete Agreements contained herein is qualified by reference to a form of Noncompetition Agreement which is filed herewith as Exhibit (e)(9) and is incorporated herein by reference.

Consulting Agreement with Applied. Raymon F. Thompson has entered into a Consulting Agreement with Applied (the “Consulting Agreement”), which will become effective upon the consummation of the transactions contemplated by the Merger Agreement (and the execution of the release agreement described below) and will have a term of two years. Under the Consulting Agreement, Mr. Thompson has been engaged as an independent consultant of Applied to provide services to Applied and its subsidiaries as are reasonably requested from him by Applied’s Chief Executive Officer, including transitioning ownership of Semitool, advising on product and technology strategy and roadmap, and retaining and expanding Applied’s and its subsidiaries’ customer base. The Consulting Agreement provides that Applied and Mr. Thompson acknowledge that Mr. Thompson may develop strategies, projects, tactics, inventions, promotions and/or innovations relating to the business of Applied and its subsidiaries (each, an “Opportunity”). The Consulting Agreement further provides that Mr. Thompson will propose each such Opportunity to Applied. If Applied declines to pursue such Opportunity, Mr. Thompson will be entitled to pursue the Opportunity independently if he receives the prior written consent of Applied (which consent may not be unreasonably withheld).

Under the terms of the Consulting Agreement, Applied will pay Mr. Thompson a consideration of $500,000 per twelve month period. In consideration of the payments under the Consulting Agreement, pursuant to a release agreement to be executed in favor of Applied, Mr. Thompson will agree to release and discharge Applied, Semitool and their subsidiaries and affiliates, together with their respective current and former officers, directors, representatives and employees and each of their predecessors, successors and assigns from any and all claims, liabilities and obligations whatsoever which Mr. Thompson has ever had, now has, or may claim to have against those released persons by reason of any matter whatsoever arising out of Mr. Thompson’s employment with Semitool (or any subsidiary thereof).

The summary of Mr. Thompson’s consulting agreement contained herein is qualified by reference to the Consulting Agreement which is filed herewith as Exhibit (e)(10) and is incorporated herein by reference.

Executive Employment Arrangements.

Agreement with Larry E. Murphy

Larry E. Murphy has entered into an offer letter with Applied (the “Murphy Offer Letter”), which provides that Applied will pay Mr. Murphy an annual base salary of $350,000. Mr. Murphy also will be eligible to participate in one of Applied’s annual bonus incentive programs, the Applied Incentive Plan, for fiscal year 2010, with a target payout percentage of 70% of his base salary, pro-rated based on full months served during fiscal year 2010 from Mr. Murphy’s start date with Applied. The actual amount of the bonus payment will be determined based on Applied’s overall financial performance for the fiscal year, the performance of Mr. Murphy’s business unit and Mr. Murphy’s individual performance. In addition, Mr. Murphy will receive a sign-on bonus of $75,000 after 30 days of employment with Applied.

Provided Mr. Murphy remains an Applied employee in good standing through the second anniversary of the consummation of the transactions contemplated by the Merger (the “Second Anniversary Date”), he will be eligible to receive a retention bonus equal to $1,025,000 (the “Retention Bonus”). If Applied terminates Mr. Murphy’s employment prior to the Second Anniversary Date and if such termination is for reasons other than Cause (as defined in the Murphy Offer Letter), the termination is due to Mr. Murphy’s death or permanent and total disability, or if Mr. Murphy terminates his employment for Good Reason (as defined in the Murphy Offer Letter) prior to the Second Anniversary Date, and provided Mr. Murphy (or, his beneficiaries, as applicable) executes and does not revoke a release of claims in favor of Applied, he still will receive his full Retention Bonus. If, prior to the Second Anniversary Date, Mr. Murphy terminates his employment voluntarily (other than for Good Reason) or is terminated for Cause, he will not receive his Retention Bonus.

Subject to the approval of Applied’s Human Resources and Compensation Committee or its designee, Mr. Murphy will be granted restricted stock units (also referred to as “performance shares”) under which up to 35,000 shares of Applied common stock may be earned subject to Applied’s Employee Stock Incentive Plan and the applicable agreement(s). The restricted stock units will be scheduled to vest as to 25% of such restricted stock units each year over four years, subject to Mr. Murphy’s continued employment with Applied through each relevant vesting date.

Mr. Murphy’s service date with Semitool will be recognized by Applied for those benefits that vest according to service, assuming no significant interruptions in Mr. Murphy’s service to Semitool. Mr. Murphy will accrue time off under Applied’s paid time off program and will be eligible to participate in Applied’s generally available benefit plans, including medical, dental, vision and 401(k) plans, effective the date those plans are made available to Semitool’s employees, subject to waiting periods required for administrative purposes and the requirements of such plans.

In the event that the Retention Bonus and any other payments or benefits provided for in the Murphy Offer Letter or otherwise payable to Mr. Murphy constitutes “parachute payments” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) and would be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then Mr. Murphy’s benefits will be reduced so that no portion of the benefits is subject to the Excise Tax.

Upon Applied becoming Mr. Murphy’s employer following the consummation of the transactions contemplated by the Merger, the Murphy Offer Letter will replace and supersede any understanding or agreement between Mr. Murphy and Applied and Mr. Murphy and Semitool, including his Change in Control Severance Agreement with Semitool dated August 10, 2009 which is described above under the heading “Change in Control Severance Agreements” (the “Murphy Severance Agreement”).

Until the Murphy Offer Letter becomes effective, the Murphy Severance Agreement and Mr. Murphy’s 2004 offer letter with Semitool continue to remain in effect. The Acceptance Time will trigger a change in control for purposes of the Murphy Severance Agreement and the Severance Agreements for other executive officers as described above under the heading “Change in Control Severance Agreements”. Mr. Murphy’s 2004 offer letter provides for severance equal to six months gross salary upon a termination initiated by Semitool that is not for misconduct. Mr. Murphy’s 2004 offer letter was previously filed by Semitool on a Form 10-Q filed with the SEC on August 11, 2004, and is incorporated herein by reference.

The summary of the Murphy Offer Letter contained herein is qualified by reference to the Offer Letter which is filed herewith as Exhibit (e)(11) and is incorporated herein by reference.

Agreements with Other Executive Officers

In connection with the Merger, Applied intends to enter into offer letters with Semitool’s other Section 16 officers (Timothy C. Dodkin, Larry A. Viano, Richard P. Schuster, Paul E. Siblerud, James Wright, Herbert Oetzlinger, Richard C. Hegger and Klaus Pfeifer, each an “Officer”), with such offer letters to become effective upon the closing of the Merger. If the Officer agrees to the offer letter, it is expected that the letter would provide base salary, annual bonus incentive potential, a retention bonus and recommended equity award, similar in structure but not necessarily in amounts to the Murphy Offer Letter. Similarly, the offer letter would replace and supersede any understanding or agreement with Semitool, with regard to severance, compensation matters, acceleration of equity awards and any notice of termination. Until such offer letters become effective, each Officer’s Change in Control Severance Agreement (the “Severance Agreement”) entered into between the Officer and Semitool on August 10, 2009 and described above under the heading “Change in Control Severance Agreements”, continues to remain in effect.

In addition, until the offer letters with Applied become effective, the Semitool offer letters to Mr. Pfeifer and Mr. Wright continue to remain in effect. These offer letters provide the applicable Officer with severance equal to six months gross salary upon a termination initiated by Semitool that is not for gross misconduct.

Tender and Support Agreements. Raymon F. Thompson, Chairman of the Board and Chief Executive Officer of Semitool, and certain other directors, officers and affiliates of Semitool identified in this Offer to Purchase, have each entered into a Tender and Support Agreement (collectively, the “Shareholder Agreements”) with Applied and Purchaser pursuant to which they have agreed, in their capacity as shareholders of Semitool, to tender or cause to be tendered to Purchaser in the Offer all of the shares of Semitool common stock owned beneficially and/or of record by them, as well as any additional shares of Semitool common stock which they may acquire or own, beneficially or of record (pursuant to Semitool stock options or otherwise). Such shareholders also have agreed to vote, or cause to be voted, all of such shares of Semitool common stock, among other things, in favor of the approval of the Merger Agreement (and against any action, agreement or transaction that would reasonably be expected to impede, interfere with, prevent, delay or adversely effect in any material way the consummation of the transactions contemplated by the Merger Agreement), to the extent any such shares have not been previously accepted for payment pursuant to the Offer, and have given Applied an irrevocable proxy to vote each such shareholder’s shares of Semitool common stock to that effect. In addition, such shareholders have agreed to waive any dissenters’ rights they may have under the Act and have agreed not to take certain actions that Semitool is prohibited from taking under the Merger Agreement. As of November 16, 2009, such shareholders held collectively 10,393,693 shares of Semitool common stock, including 160,000 shares held by a trust of which one of Semitool’s executive officers is the trustee, representing in the aggregate approximately 31.7% of the outstanding shares of Semitool common stock as of such date. By their terms, the Shareholder Agreements terminate upon the earliest to occur of the Effective Time, the termination of the Shareholder Agreements by Applied, the termination of the Offer by Applied and the termination of the Merger Agreement in accordance with its terms.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Semitool Board

On November 16, 2009, after careful consideration and a thorough review of the Offer with its outside legal and financial advisors, the Semitool Board, at a meeting duly called and held, by unanimous vote of all directors present at the meeting:

•	determined that the Merger Agreement and the transaction contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Semitool and its shareholders;

•	approved and adopted the Merger Agreement and approved the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the Act;

•	declared the advisability of the Merger and the Merger Agreement; and

•	resolved to recommend that Semitool’s shareholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and adopt the Merger Agreement.

ACCORDINGLY, THE COMPANY’S BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES TO PURCHASER IN THE OFFER AND, IF REQUIRED BY MONTANA LAW, VOTE THEIR SHARES TO APPROVE THE

MERGER AGREEMENT.

A letter to Semitool’s shareholders communicating the Semitool Board’s recommendation and the press release announcing the Offer are attached hereto as Exhibits (a)(8) and (a)(10), respectively.

Background

As part of the ongoing evaluation of its business, the Semitool Board and senior management regularly review and assess different strategies for improving Semitool’s competitive position and enhancing shareholder value. Discussions between the Company and Applied (as well as between the Company and certain other prospective acquirors) regarding potential acquisitions or strategic alliances had occurred on various occasions since July 2006.

On July 26, 2008, at a trade association meeting in San Francisco, representatives of Applied met with Messrs. Raymon Thompson and Larry Murphy to discuss a strategic commercial relationship relating to certain complementary technologies. On January 19, 2009 representatives of Applied and the Company met at the Company’s offices to discuss expanding the commercial relationship to include additional technologies and supplier opportunities. This meeting included Thomas St. Dennis, then the Senior Vice President and General Manager of Applied’s Silicon Solutions Group; Duane Loos, Vice President of Applied’s Silicon Solutions Group, and Applied Vice Presidents Mike Rice and Steve Ghanayem, along with Messrs. Thompson and Murphy. At that meeting Applied raised the possibility of renewing discussions regarding an acquisition proposal, but these discussions were not further pursued at that time owing, in part, to the Semitool Board’s view that the shares were trading at a relatively low price (from an historic perspective) in the Nasdaq Stock Market.

In July 2009 the Semitool Board began internal discussions regarding the possibility of exploring a strategic transaction, including a potential merger or sale of the Company, and decided to explore that transaction. This decision was based on the Company’s current and expected financial performance, the Company’s strategic plan, and the need to finance, and the available alternatives for, the Company’s future strategic direction. Also during this meeting the Company’s counsel discussed with the board of directors the fiduciary obligations of the Semitool Board under Montana law in connection with a possible sale transaction, including the circumstances in which the Semitool Board would be required to maximize the financial benefit to the holders of the Shares.

During the first two weeks of August 2009, members of the Semitool Board began to interview investment banking firms regarding the possibility of a strategic transaction involving the Company. During the course of those interviews, the Company discussed with Merrill Lynch, Pierce, Fenner & Smith Incorporated (‘BofA Merrill Lynch’) and the other prospective financial advisors the ways in which, in those advisors’ views, the Semitool Board would be most likely to maximize shareholder value. BofA Merrill Lynch and a number of other advisors indicated that they would examine the question further if retained, but that based on the information then made available, they believed that the most likely best outcome could be achieved by running a competitive bidding process, either by means of a formal, broad-based auction or by approaching a select group of prospective acquirors who would be both willing and able to acquire the Company. Each of these candidates noted that a more formal broad-based auction process was unlikely to provide material benefits in comparison to a more limited solicitation of proposed offers, because in the view of those advisors, there is a limited universe of buyers who would be reasonably likely to have the financial capacity, operational capability, and strategic fit that would allow them to complete a transaction acceptable to the Semitool Board.

On August 5, 2009 Mr. Murphy was involved in a discussion with Thomas Edman, Applied’s Corporate Vice President of Corporate Business Development, regarding the possibility that the Company might seek acquisition proposals. Mr. Edman offered a very preliminary and informal suggestion to Mr. Murphy that Applied might be prepared to enter into discussions regarding an offer in an unspecified range below $10.00 per Share if the discussions were exclusive with Applied and the Company did not pursue a more broad-based process. Following discussions with the Semitool Board, the Company elected to forego Mr. Edman’s suggestion because the Semitool Board believed that it would be more beneficial to the Company’s shareholders if the Company solicited acquisition proposals from multiple third parties.

The Semitool Board therefore decided to continue pursuing multiple offers, and in furtherance of that objective, on August 19, 2009 the Semitool Board approved the engagement of BofA Merrill Lynch as financial advisor to the Company with respect to a potential sale of the Company and a formal engagement letter was entered into with BofA Merrill Lynch on August 21, 2009 setting forth the terms of the services BofA Merrill Lynch would provide to the Company.

On August 21, 2009 representatives of the Company held a conference call with representatives of BofA Merrill Lynch to discuss the best course of action for exploring a proposed transaction. During this call the Company, after having considered the views of BofA Merrill Lynch, decided that the most effective means to attract the interest of prospective bidders and maximize both the likelihood of deal consummation and the price that might be offered, would be to seek competing bids from a limited group of prospective acquirors over a limited time period. BofA Merrill Lynch recommended to the Company’s senior management, which concurred with the recommendation, that the Company could maximize the likelihood that one or more offers might be received and could likely optimize the terms of the offers, in particular the price, by conducting simultaneous discussions with each of a limited group of prospective bidders over a limited time period. The Semitool Board determined not to pursue a formal auction process because the Semitool Board, based in part on the fact that such a strategy had been pursued several years in the past, without significant success, did not believe that a broader process would yield a better result for the Company’s shareholders. After consulting further with BofA Merrill Lynch, the Semitool Board determined that reaching out to a select group of likely buyers was most likely to maximize value. In the course of discussion with the Company’s senior management, BofA Merrill Lynch indicated that in the current financial climate and the Company’s current and expected leverage capacity, the firm did not anticipate that a non-strategic buyer was likely to be able to match the strength of potential strategic buyers. After taking into consideration the views of BofA Merrill Lynch and the Company’s senior management, the Semitool Board determined to explore a potential transaction with a limited number of strategic buyers.

BofA Merrill Lynch had identified six prospective buyers based on a combination of strategic fit and financial capacity with respect to acquiring the Company. Accordingly, during the week of August 24, 2009 BofA Merrill Lynch began contacting those prospective acquirors. For purposes of this discussion those prospective buyers are identified herein as Company A, Company B, Company C, Company D, Company E and Applied.

Based on Company A’s interest, representatives of BofA Merrill Lynch followed up during the week of August 24, 2009 by sending a non-disclosure agreement to Company A and discussed setting up a management presentation with representatives of Company A.

On August 31, 2009 representatives of BofA Merrill Lynch and representatives of Company A engaged in further discussions regarding a possible acquisition of Semitool by Company A. The following day representatives of Company A contacted BofA Merrill Lynch and confirmed a meeting with members of Semitool’s management team for September 16, 2009 and Company A executed a non-disclosure agreement with the Company.

On September 2, 2009, representatives of Company D contacted representatives of BofA Merrill Lynch and indicated that they would not proceed with a potential acquisition of Semitool. That same day, Company C indicated an interest in a possible acquisition of Semitool and representatives of BofA Merrill Lynch sent a non-disclosure agreement to Company C. Representatives of BofA Merrill Lynch also contacted Company E regarding a potential acquisition of Semitool.

On September 3, 2009, representatives of Company C contacted BofA Merrill Lynch and confirmed a meeting with members of Semitool’s management team for September 17, 2009. On the same day, Company E contacted BofA Merrill Lynch and indicated that it would not proceed with a potential acquisition of Semitool.

On September 4, 2009, a meeting was scheduled by BofA Merrill Lynch between Mr. Raymon Thompson and Company A’s chief executive officer to discuss a potential acquisition by Company A of Semitool.

During the week of September 7, 2009, BofA Merrill Lynch contacted Applied regarding a potential acquisition of Semitool and sent Applied a non-disclosure agreement. Later that week Company B contacted BofA Merrill Lynch and indicated that it would not proceed with an acquisition of Semitool. On September 9, 2009, BofA Merrill Lynch had discussions with Company A regarding the logistics of the management presentation scheduled for September 16.

During the week of September 14, 2009, BofA Merrill Lynch followed up with Applied regarding the non-disclosure agreement and the scheduling of a management presentation.

On September 16, 2009, Messrs. Murphy, Viano and Witt, on behalf of the Company, traveled to the Palo Alto, California, offices of BofA Merrill Lynch and gave a management presentation to several representatives from Company A. At the same time, Mr. Raymon Thompson met with Company A’s chief executive officer to discuss Company A’s interest in a potential acquisition of Semitool.

On September 17, 2009, Messrs. Murphy, Viano and Witt held management presentations with representatives of Company C at the offices of BofA Merrill Lynch.

During the week of September 21, 2009, representatives of BofA Merrill Lynch informed representatives of Company A, Company C and Applied that indications of interest with respect to an acquisition of Semitool should be submitted by October 2, 2009. On September 21, 2009, representatives of Company A contacted representatives of BofA Merrill Lynch and indicated that they wished to conduct a site visit at Semitool’s Montana offices, which occurred on September 24, 2009.

On September 22, 2009, representatives of Applied contacted representatives of BofA Merrill Lynch and confirmed a meeting with members of Semitool’s management for September 25, 2009 and Applied executed a non-disclosure agreement. On September 25, 2009, Messrs. Thompson, Murphy, Viano and Hegger, held management presentations in California with Applied and its financial advisor, Morgan Stanley & Co. Incorporated (“Morgan Stanley”), at BofA Merrill Lynch’s offices in Palo Alto, California. At that meeting, representatives of the Company and Applied, and the companies’ respective financial advisors, discussed the

Company’s products, markets, operations, business performance and financial outlook. On September 28, 2009, representatives of Morgan Stanley contacted representatives of BofA Merrill Lynch to discuss the process and timing, as well as Applied’s desire to retain certain of the Company’s officers and key employees.

On September 29, 2009, representatives of BofA Merrill Lynch contacted Company A and were informed that Company A was still having internal discussions regarding a possible acquisition of Semitool. That same day Company C indicated that it would not pursue a potential acquisition of Semitool.

On October 1, 2009, representatives of BofA Merrill Lynch sent follow up materials to Applied and Company A regarding updated bookings and revised financial outlook for the Company for the fourth fiscal quarter of 2009 and for fiscal year 2010.

On October 2, 2009, representatives of Morgan Stanley, on behalf of Applied, submitted an indication of interest contemplating a possible acquisition of the Company by Applied within a price range of $9.50 to $10.50 per Share in cash. That same day, representatives of Morgan Stanley contacted BofA Merrill Lynch to discuss the terms of Applied’s non-binding proposal. Also on October 2, 2009, Company A contacted representatives of BofA Merrill Lynch and indicated it was not submitting a proposal with respect to an acquisition of Semitool.

The Semitool Board met on October 6, 2009 with members of the Company’s management and representatives from BofA Merrill Lynch to discuss the indication of interest submitted by Applied and to evaluate the next steps to be taken. The Semitool Board determined to make a counteroffer to Applied of $12.50 per Share, which counteroffer was communicated verbally by representatives of BofA Merrill Lynch to representatives of Morgan Stanley, on behalf of Applied, on October 7, 2009. Representatives of BofA Merrill Lynch and representatives of Morgan Stanley held further discussions with respect to Applied’s interest in a potential acquisition of Semitool on October 9, 2009.

During the week of October 12, 2009, representatives of Morgan Stanley sent a number of follow-up due diligence questions to representatives of BofA Merrill Lynch. Semitool management assisted BofA Merrill Lynch in responding to those inquiries.

On October 16, 2009 Mr. Murphy contacted Mr. Edman by telephone to inquire about a response to the $12.50 per Share counteroffer. Mr. Edman indicated that Applied could not proceed with a transaction at $12.50 per Share, and indicated to Mr. Murphy that if a deal was to be consummated, the Company must be willing to proceed with a transaction at a lower price. Mr. Murphy responded by suggesting that further discussions might be beneficial, but that Applied’s stated range of $9.50 to $10.50 was inadequate.

On October 20, 2009, Company A contacted representatives of BofA Merrill Lynch and requested an update with regard to the potential sale of Semitool. On October 21, 2009, representatives of BofA Merrill Lynch and Company A had follow up discussions with respect to Semitool. On October 22, 2009, representatives of BofA Merrill Lynch also met with Semitool’s management team to discuss potential next steps.

On October 22, 2009, the Semitool Board met with representatives of BofA Merrill Lynch and the management team to discuss communications from Applied, via Morgan Stanley, that Applied was willing to move forward on the basis of an $11.00 per Share counteroffer. The Semitool Board instructed the management team to meet with representatives of Applied to gain a better understanding of certain aspects of Applied’s proposal, including Applied’s integration plans, and to negotiate a potential improvement in the proposed purchase price.

On October 23, 2009, Messrs. Murphy, Viano and Hegger met with representatives of Applied to discuss certain aspects of the proposed transaction and to indicate that they would be willing to take a proposed acquisition of Semitool at $11.50 to $12.00 per Share to the Semitool Board. Specifically, Semitool’s management sought to determine specifics about the integration process and related efficiency initiatives such as staff reductions and plant closures. Among other things, management discussed whether, in the context of integrating the Company’s operations with those of Applied, Applied might desire to divest certain assets to Mr. Thompson in a manner that would increase the net consideration payable to the Company’s remaining shareholders. Applied did not express an interest in such transaction, and on October 26, 2009, representatives of Applied contacted members of the Semitool management team to indicate that $11.00 per Share was the highest price Applied was prepared to pay. Applied further communicated that it was willing to proceed to the negotiation of a definitive agreement only if the Company granted Applied a period of exclusive negotiations.

The Semitool Board met on October 27, 2009 with representatives of BofA Merrill Lynch and management to discuss the status of communications with Applied. Upon conclusion of discussions the Semitool Board approved resolutions for the Company to move forward with the negotiations of a definitive agreement for the sale of the Company to Applied at $11.00 per Share and for the commencement of due diligence, subject to transaction completion by the end of the calendar year so as to minimize the potential disruption to the Company’s business and maximize the likely financial benefit to the Company’s shareholders. The Semitool Board also considered and approved proceeding on the basis of the exclusivity requirement proposed by Applied. In furtherance of the decision to proceed with an acquisition by Applied, the Company and Applied entered into an exclusivity agreement which provided for exclusivity through November 16, 2009, with a possible ten-day extension if, as of November 16, 2009, Applied was continuing to use good faith efforts to enter into a definitive acquisition agreement.

Representatives of BofA Merrill Lynch, Semitool and Applied participated in the due diligence process from October 27, 2009 through November 13, 2009, while also negotiating the form of the definitive Merger Agreement and other related documentation for the proposed acquisition of Semitool by Applied, including tender and support agreements to be signed by the Company’s directors and executive officers in favor of Applied, non-competition agreements to be signed by Messrs. Thompson and Murphy, a consulting agreement with Mr. Thompson and an employment agreement with Mr. Murphy. Also during this period extensive discussions were conducted regarding the “outside date,” the latest date by which the Offer must be consummated and the Shares accepted, with the Company seeking an outside date of December 30, 2009 and Applied seeking an outside date of May 16, 2010. The parties also negotiated other provisions of the Merger Agreement including the size of the break-up fee.

On November 12, 2009, the Semitool Board held a meeting with its legal and financial advisors and considered the Company's actions with respect to the Merger Agreement and the terms of the Offer. At that meeting, counsel to the Company explained the terms of the proposed agreement and applicable considerations under Montana law, as well as providing an overview of the status of negotiations, outstanding issues, and process for the transaction to be consummated. The Semitool Board was made aware of the terms of the tender and support agreements, and was advised of and took into consideration the implications of the proposed employment agreement with Mr. Murphy and the proposed consulting agreement with Mr. Thompson. The Semitool Board was informed of its fiduciary duties, including the implications of the process for maximizing the price to be received by the holders of the Shares, the operation and effect of the termination and breakup fee provisions. Also at the meeting, BofA Merrill Lynch discussed the proposed transaction and provided an analysis of the financial impacts to the Semitool shareholders (other than Applied or Purchaser). Following this discussion, the Semitool Board unanimously voted to proceed with the proposed Merger, authorizing management to continue to negotiate the remaining issues and agreements then under discussion. The Semitool Board determined to convene in a special meeting on Monday, November 16, 2009 to consider the final version of the Merger Agreement and receive further reports from BofA Merrill Lynch and the Company's legal counsel.

On November 16, 2009 the Semitool Board convened in a special meeting to review the final terms of the proposed definitive Merger Agreement. Also at this meeting, BofA Merrill Lynch reviewed with the Semitool Board its financial analysis of the Offer Price and delivered to the Semitool Board an oral opinion, which was confirmed by delivery of a written opinion dated November 16, 2009, to the effect that, as of that date and based on and subject to various assumptions and limitations described in its opinion, the Offer Price to be received by holders of Semitool common stock, was fair, from a financial point of view, to such holders. Following receipt of that opinion and further reports and discussions regarding the transaction, and after considering the matters described below, the Semitool Board unanimously approved the Merger Agreement and the related transactions and recommended Applied’s tender offer to Semitool shareholders, and authorized Semitool’s management to file with the Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9 and amendments and supplements thereto as may become appropriate.

Reasons for the Transaction and Recommendation of the Semitool Board

After evaluating the factors described below and consulting with its legal counsel and its financial advisor, the Semitool Board unanimously declared the Merger Agreement advisable and fair to and in the best interests of Semitool and its shareholders and unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The Semitool Board unanimously recommends that Semitool shareholders accept the offer and tender their Shares to Purchaser in the Offer and, of required vote their Shares to approve the Merger Agreement.

Factors Considered by the Semitool Board

In connection with reaching the recommendation described above, the Semitool Board concluded that the Offer is fair to, and in the best interest of, the shareholders of Semitool. In reaching this determination and conclusion, the Semitool Board considered a number of factors, including:

Company Operating and Financial Condition. The Semitool Board took into account Semitool’s current and historical financial condition and results of operations as well as Semitool’s prospects and strategic objectives of Semitool. In making this assessment the Semitool Board also considered the risks involved in achieving Semitool’s plans and objectives, and the current and expected conditions in the general economy and in the industries in which Semitool’s businesses operate.

Company Financial Forecasts. The Semitool Board examined the forecasted financial data set forth in the forecasts described below under the heading “Financial Projections” and considered the discussion of management concerning them.

BofA Merrill Lynch Financial Analysis and Opinion. The Semitool Board took into account the opinion of BofA Merrill Lynch, dated November 16, 2009, to Semitool’s board of directors as to the fairness, from a financial point of view and as of the date of the opinion, of the Offer Price to be received by holders of Semitool common stock, as more fully described below under the heading “Opinion of Semitool’s Financial Advisor”.

Transaction Financial Terms/Relation to Certain Market Prices. The Semitool Board considered the relationship of the Offer Price to the historical and projected market prices of the Shares. The Offer Price of $11.00 per Share represents a premium of approximately 31% over the closing price per Share on November 16, 2009, the last trading day before the announcement of the Merger Agreement, and a premium of approximately 85.8% of the closing price per Share on July 31, 2009, the last day of the month in which Semitool decided to begin considering strategic alternatives.

Strategic Alternatives. The Semitool Board considered the potential strategic alternatives available to Semitool, including remaining as an independent company and continuing to market its existing products and research and develop new products. After carefully considering these alternatives, the Semitool Board determined that a sale of the Company to Applied on the terms proposed was the best alternative.

Auction Process. The Semitool Board considered that Semitool’s financial advisor was not requested to, and accordingly BofA Merrill Lynch, with Semitool’s consent, did not perform a formal auction prior to Semitool entering into the Merger Agreement, although the Semitool Board also considered that BofA Merrill Lynch and representatives of Semitool were in contact with those electronics and semiconductor companies whom BofA

Merrill Lynch and management of Semitool thought were the most likely parties to be interested in a possible acquisition of Semitool to determine their interest in such a transaction. Accordingly, the Semitool Board was satisfied, for the reasons discussed above, that under the Merger Agreement other interested parties had, and may have, an adequate opportunity to make an offer and that it was unlikely that another bidder would offer more than $11.00 per Share for Semitool.

Timing of the Offer and Opportunity for Other Bidders to Make an Offer. The Semitool Board took into account the timing of the Offer in relation to prevailing market conditions. The Semitool Board also noted that the Merger Agreement contains a “fiduciary out” that will allow other bidders to make a superior offer, but that (i) Applied will be entitled to the payment of the Break-Up Fee (as defined below) in the event that, among other events, Semitool terminates the Merger Agreement in order to accept, and enters into a definitive acquisition agreement upon termination of the Merger Agreement in connection with, a superior offer after having complied with its obligations with respect to a superior offer set forth in the Merger Agreement (the “Superior Offer Termination Right”), or in the event that, among other things, Applied terminates the Merger Agreement because the Semitool Board changes its recommendation of the Offer and (ii) the time period in which any such other bidder can make such an offer ends at the Acceptance Time, which may be as early as December 17, 2009. The Semitool Board determined that this period would provide an adequate opportunity for other interested parties to make an offer considering the solicitation process whereby BofA Merrill Lynch, in consultation with Semitool’s management, identified the businesses most likely, in their collective opinion, to have the capacity and desire to acquire Semitool.

Break-Up Fee and Expenses. The Semitool Board noted that if the Semitool Board terminates the Merger Agreement in order to accept a superior proposal or Applied terminates the Merger Agreement because the Semitool Board changes its recommendation with respect to the Offer, Semitool will be required to pay a break-up fee to Applied of $14,560,000 (the “Break-Up Fee”) upon the termination of the Merger Agreement. In addition, among other events, if (i) Applied or Semitool terminates the Merger Agreement at any time prior to the Acceptance Time because the Offer has expired or has been terminated pursuant to the terms of the Merger Agreement (including for failure of any of the conditions to the Offer to be satisfied) without acceptance by Purchaser of Shares for payment pursuant to the Offer (the “Offer Expiration Termination Right”) or if the Acceptance Time has not occurred by March 31, 2010 (the “Outside Date Termination Right”), or (ii) Applied terminates the Merger Agreement because Semitool willfully breached its representations and warranties set forth in the Merger Agreement or because Semitool failed to perform any of its covenants or agreements contained in the Merger Agreement, in each case in a manner that caused the related condition to the Offer not to be satisfied, and in the case of a breach of a representation, warranty covenant or agreement Semitool fails to cure such breach in accordance with the notice and cure provisions contained in the Merger Agreement (the “Applied Breach Termination Right”), and, in any such event, (a) an alternative acquisition proposal to purchase Semitool has been disclosed, announced, commenced, submitted or made at or prior to the time of such termination and (b) within 18 months after the date of any such termination, any alternative acquisition transaction involving a merger or consolidation of Semitool, the sale of at least 15% of the outstanding voting securities of Semitool or the sale of Semitool’s assets or businesses representing at least 15% of net income, net revenue or assets of Semitool is consummated or a definitive agreement contemplating any such acquisition transaction is executed, Semitool will be required to pay the Break-Up Fee (less any amounts paid as described in the following paragraph) to Applied. The obligation to pay the Break-Up Fee in certain circumstances could make a superior proposal less likely or result in such a proposal being made at a lower amount than would be the case were there no Break-Up Fee. The Semitool Board believes, however, that the Break-Up Fee was reasonable under the circumstances and should not preclude a higher bid or deter any bidder interested in paying a materially higher price than $11.00 per Share for Semitool.

The Merger Agreement also provides that, in the event, among other things, the Merger Agreement is terminated (i) by Applied or Semitool pursuant to the Offer Expiration Termination Right or the Outside Date Termination Right or by Applied pursuant to the Applied Breach Termination Right and, in any such event, at or prior to the time of such termination, an alternative acquisition proposal for Semitool has been disclosed, announced, commenced, submitted or made or (ii) by Applied due to a Triggering Event (as defined below) or by Semitool pursuant to the Superior Offer Termination Right, then Semitool must pay to Applied the higher of $3,640,000 or Applied’s actual fees and expenses incurred in connection with the negotiation and preparation of the Merger Agreement or otherwise in connection with the Offer and any other transaction contemplated by the Merger Agreement. The foregoing payment will not limit the obligation of the Semitool to pay a Break-Up Fee in the event that the conditions requiring payment of a Break-Up Fee are also triggered, but will be credited against any such Break-Up Fee.

“Triggering Event” means any of the following: (i) the Semitool Board withdrawing or modifying in an adverse way its recommendation to the shareholders to accept the Offer and approve the Merger or the recommendation, approval, adoption of or public proposal to recommend, approve or adopt an acquisition proposal by a person other than Applied or its affiliates by the Semitool Board; (ii) the failure of Semitool to include in this Schedule 14D-9 the Semitool Board recommendation in favor of the Offer and the Merger; (iii) the failure of the Semitool Board to reaffirm unanimously and publicly its recommendation of the Merger Agreement, the Offer and the Merger, within five business days (or, if earlier, prior to the Acceptance Time) after Applied requests in writing that such recommendation be reaffirmed publicly; (iv) the commencement of a tender or exchange offer relating to shares of Semitool common stock by a person other than Applied or its affiliates if Semitool has not sent to its security holders, within ten business days after the commencement of such tender or exchange offer (or, if earlier, prior to the Acceptance Time), a statement disclosing that Semitool recommends rejection of such competing tender or exchange offer and reaffirms its recommendation of the Merger Agreement, the Offer and the Merger; (v) the public announcement of an acquisition proposal by a person other than Applied or its affiliates, if Semitool fails to issue a press release that reaffirms unanimously its recommendation of the Merger Agreement, the Offer and the Merger, within five business days (or, if earlier, prior to the Acceptance Time) after such Acquisition Proposal is publicly announced; (vi) the breach by Semitool or any representative of Semitool of the non-solicitation provisions of the Merger Agreement in any material respect; or (vii) the material breach by any shareholder of Semitool that owns 5% or more of the shares of Semitool common stock, who has executed and delivered a Shareholder Agreement of such Shareholder Agreement.

Likely Effect on Market Prices of the Shares if the Offer is Withdrawn. The Semitool Board considered the possible trading prices of the Shares in the short term and the long term in the event that the Offer were to be withdrawn or rejected. The Semitool Board concluded that the trading value of the Shares might decline in the short term as a result of the withdrawal or rejection of the Offer in combination with Semitool’s financial outlook.

Form of the Consideration; Taxable Transaction. The Semitool Board considered the form of consideration to be paid to holders of Shares in the Offer and the Merger, and the certainty of value of such cash consideration compared to stock, particularly in the recent volatile markets. The Semitool Board was aware that the consideration received by holders of Shares in the Offer and Merger would be taxable to some holders for federal income tax purposes.

Possible Short Form Merger. The Semitool Board took into account that, in the event Purchaser accepts for payment Shares tendered to it pursuant to the Offer, but fails to own at least 80% of the Shares as result of the Offer, the Merger Agreement grants Applied the right to purchase such number of authorized and newly issued Shares from Semitool to achieve the 80% threshold required to effect a “short form” merger to acquire the remaining untendered Shares pursuant to Section 35-1-818 of the Act, without additional approval of the holders of such untendered Shares. Such option may only be exercised if it would permit Purchaser to exercise a short-form merger. The Semitool Board noted that pursuant to the Merger Agreement, the Offer cannot be consummated unless the Minimum Condition is satisfied.

Timing of Completion. The Semitool Board considered the expected timing of consummation of the Offer, which should allow shareholders to receive the Offer Price promptly, followed by the Merger in which remaining shareholders will receive the same consideration as received by shareholders who tender their Shares in the Offer.

Limited Conditions to Consummation. The Semitool Board considered that the obligation of Applied to consummate the Offer is subject to a limited number of conditions, with no financing contingency. Applied and the Purchaser have represented that they have the financial resources to consummate the Offer and the Merger.

Dissenters’ Rights. The Semitool Board considered the fact that shareholders who do not tender their Shares under the circumstances described in the Offer will have the right to demand appraisal of the estimated “fair value” of their Shares under Section 35-1-826 of the Act.

Negotiations with Applied. The Semitool Board considered the discussions between representatives of the Semitool and representatives of Applied, including their respective advisors, and the judgment of such representatives that the Offer Price was the highest price that Applied would be willing to pay.

Semitool’s directors evaluated the Offer and the Merger in light of their knowledge of Semitool’s business, financial condition and prospects and the advice of Semitool’s legal and financial advisors. In view of the wide variety of factors considered in connection with their evaluation of the Offer and the Merger, the Semitool Board did not find it practicable to, and did not, quantify or otherwise attempt to assign numerical weights to the specific factors it considered in reaching its determination. However, in determining to recommend that shareholders tender their Shares in the Offer, the Semitool Board considered that (i) in the Semitool Board’s view of Semitool and its prospects, including the financial analyses of BofA Merrill Lynch and its opinion dated November 16, 2009 (the full text of which is filed herewith as Exhibit (a)(7) hereto and incorporated by reference herein), that the $11.00 per Share is fair, from a financial point of view, to Semitool’s shareholders and (ii) the Minimum Condition (as defined in the Merger Agreement) provides owners of the publicly held Shares with an important procedural safeguard that will ensure that the Offer can proceed only if holders of publicly owned Shares elect to validly tender and not withdraw such number of Shares such that, together with any Shares owned by Applied or Purchaser immediately prior to the Acceptance Time represent more than 66 2/3% of the publicly owned Shares on a fully diluted basis. The foregoing discussion of the information and factors considered by the Semitool Board is not intended to be exhaustive but is believed to include all material factors considered by the Semitool Board.

Additional Factors. In addition to the foregoing, the Semitool Board considered the financial strength of Applied, and Applied’s business and corporate culture and reputation, as those factors work in favor of the Company’s employees, customers and communities.

Financial Projections

The management of Semitool provided BofA Merrill Lynch with certain non-public business and financial information about Semitool in connection with the preparation of its fairness opinion and related financial analyses. The information provided to BofA Merrill Lynch included management projections for the periods from the fiscal year 2010 through fiscal year 2012 (the “Management Projections”). These same projections were provided to Applied in connection with Applied’s due diligence review.

The Management Projections are summarized below:

	Years Ending September
Dollars in Millions	2010 E	2011 E	2012 E
Revenue	$210.0	$280.0	$350.0
EBITDA	$32.6	$44.9	$67.3
Net Income	$13.9	$21.2	$36.7

Semitool’s non-public business and financial information and projections that Semitool provided to BofA Merrill Lynch or Applied during the course of BofA Merrill Lynch’s or Applied’s due diligence investigation were provided solely in connection with such investigation and not expressly for inclusion or incorporation by reference in any Offer Documents. There is no assurance that any projections will be realized, or that the assumptions on which they are based will prove to be correct.

Semitool does not as a matter of course make public any projections as to future performance or earnings, other than occasional limited guidance for periods no longer than one year, and the projections set forth above are included in this Schedule 14D-9 only because this information was provided to Applied and BofA Merrill Lynch. The projections set forth above were provided to BofA Merrill Lynch and was the information upon which BofA Merrill Lynch, with Semitool’s consent, relied and performed its financial analysis of Semitool for the purpose of delivering its fairness opinion, as noted below. The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles, and Semitool’s independent registered public accounting firm has not examined, compiled or otherwise applied procedures to the projections and accordingly assumes no responsibility for them. Semitool’s internal financial forecasts, upon which the projections were based in part, are, in general, prepared solely for internal use, such as budgeting and other management decisions, and are subjective in many respects. As a result, these internal financial forecasts are susceptible to interpretations and periodic revision based on actual experience and business developments. The projections reflect numerous assumptions made by the management of Semitool and general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond Semitool’s control. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate or that any of the projections will be realized.

Semitool expects that there will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections due to numerous risks and uncertainties, including but not limited to the important factors listed under “Item 1A. Risk Factors” in Semitool’s Annual Report on Form 10-K for the year ended September 30, 2008, and in the corresponding item of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009. All projections are forward-looking statements, and these and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified in these reports and in any other filings with the SEC.

The inclusion of the above projections should not be regarded as an indication that any of Semitool, BofA Merrill Lynch, Applied or their respective affiliates or representatives considered or consider the projections to be a prediction of actual future events, and the projections should not be relied upon as such. However, the Management Projections are the projections that Semitool’s management informed BofA Merrill Lynch is the case that Semitool’s management believes reflect best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and accordingly, upon which, with Semitool’s consent, BofA Merrill Lynch relied and performed its financial analysis of Semitool.

None of Semitool, BofA Merrill Lynch, Applied or any of their respective affiliates or representatives intends to update or otherwise revise the projections to reflect circumstances existing or arising after the date such projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error.

Semitool’s shareholders are cautioned not to place undue reliance on the projections included in this Statement.

Opinion of BofA Merrill Lynch

Semitool has retained BofA Merrill Lynch to act as Semitool’s financial advisor in connection with the Offer and the Merger. BofA Merrill Lynch is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Semitool selected BofA Merrill Lynch to act as Semitool’s financial advisor in connection with the Offer and the Merger on the basis of BofA Merrill Lynch’s experience in transactions similar to the Offer and the Merger, and its reputation in the investment community.

On November 16, 2009, at a meeting of Semitool’s board of directors held to evaluate the Merger, BofA Merrill Lynch delivered to Semitool’s board of directors an oral opinion, which was confirmed by delivery of a written opinion dated November 16, 2009, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its opinion, the Offer Price to be received by holders of Shares was fair, from a financial point of view, to such holders.

The full text of BofA Merrill Lynch’s written opinion to Semitool’s board of directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex A to this document and is incorporated by reference herein in its entirety. The following summary of BofA Merrill Lynch’s opinion is qualified in its entirety by reference to the full text of the opinion. BofA Merrill Lynch delivered its opinion to Semitool’s board of directors for the benefit and use of Semitool’s board of directors in connection with and for purposes of its evaluation of the Offer Price from a financial point of view. BofA Merrill Lynch’s opinion does not address any other aspect of the Offer or the Merger and does not constitute a recommendation to any shareholder as to whether such shareholder should tender any Shares pursuant to the Offer or as to how such shareholder should vote or act in connection with the proposed Merger.

In connection with rendering its opinion, BofA Merrill Lynch:

(i)	reviewed certain publicly available business and financial information relating to Semitool;

(ii)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Semitool furnished to or discussed with BofA Merrill Lynch by the management of Semitool, including certain financial forecasts relating to Semitool prepared by the management of Semitool, referred to herein as Semitool management forecasts;

(iii)	discussed the past and current business, operations, financial condition and prospects of Semitool with members of senior management of Semitool;

(iv)	reviewed the trading history for the Shares and a comparison of that trading history with the trading histories of other companies BofA Merrill Lynch deemed relevant;

(v)	compared certain financial and stock market information of Semitool with similar information of other companies BofA Merrill Lynch deemed relevant;

(vi)	compared certain financial terms of the Offer and the Merger to financial terms, to the extent publicly available, of other transactions BofA Merrill Lynch deemed relevant;

(vii)	considered the results of BofA Merrill Lynch’s efforts to solicit, at the direction of Semitool, indications of interest from third parties with respect to a possible acquisition of Semitool;

(viii)	reviewed a draft, dated November 15, of the Merger Agreement; and

(ix)	performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch deemed appropriate.

In arriving at its opinion, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the management of Semitool that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Semitool management forecasts, BofA Merrill Lynch was advised by

Semitool, and assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Semitool as to the future financial performance of Semitool. BofA Merrill Lynch did not make or was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Semitool, nor did BofA Merrill Lynch make any physical inspection of the properties or assets of Semitool. BofA Merrill Lynch did not evaluate the solvency or fair value of Semitool or Applied under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Merrill Lynch assumed, at the direction of Semitool, that the Offer and the Merger would be consummated in accordance with their respective terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Offer and the Merger, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on Semitool or the contemplated benefits of the Offer and the Merger.

BofA Merrill Lynch expressed no view or opinion as to any terms or other aspects of the Merger (other than the Offer Price to the extent expressly specified in its opinion), including, without limitation, the form or structure of the Offer or the Merger. BofA Merrill Lynch’s opinion was limited to the fairness, from a financial point of view, of the Offer Price to the holders of Shares and no opinion or view was expressed with respect to any consideration received in connection with the Offer or the Merger by the holders of any other class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Offer or the Merger, or class of such persons, relative to the Offer Price. Furthermore, no opinion or view was expressed as to the relative merits of the Offer or the Merger in comparison to other strategies or transactions that might be available to Semitool or in which Semitool might engage or as to the underlying business decision of Semitool to proceed with or effect the Offer or the Merger. BofA Merrill Lynch did not express any opinion as to the prices at which Shares would trade at any time, including following announcement or consummation of the Merger. In addition, BofA Merrill Lynch expressed no opinion or recommendation as to whether any shareholder should tender any Shares pursuant to the Offer or as to how any shareholder should vote or act in connection with the Merger. Except as described above, Semitool imposed no other limitations on the investigations made or procedures followed by BofA Merrill Lynch in rendering its opinion.

BofA Merrill Lynch’s opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date of its opinion. It should be understood that subsequent developments may affect its opinion, and BofA Merrill Lynch does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Merrill Lynch’s opinion was approved by BofA Merrill Lynch’s Americas Fairness Opinion (and Valuation Letter) Committee.

The following represents a brief summary of the material financial analyses presented by BofA Merrill Lynch to Semitool’s board of directors in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Merrill Lynch, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Merrill Lynch. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Merrill Lynch.

Semitool Financial Analyses.

Selected Publicly Traded Companies Analysis. BofA Merrill Lynch reviewed publicly available financial and stock market information for Semitool and the following four publicly traded companies in the semiconductor capital equipment manufacturing industry:

•	ASM International NV

•	Vecco Instruments Inc.

•	Ultratech, Inc.

•	Rudolph Technologies Inc.

BofA Merrill Lynch reviewed, among other things, per share equity values, based on closing stock prices on November 13, 2009, of the selected publicly traded companies as a multiple of calendar year 2010 estimated cash earnings per share, commonly referred to as cash EPS. BofA Merrill Lynch calculated the estimated cash EPS as estimated EPS under generally accepted accounting principles excluding one-time charges, amortization of intangible property and stock-based compensation. BofA Merrill Lynch also reviewed enterprise values of the selected publicly traded companies, calculated as equity values based on closing stock prices on November 13, 2009, plus debt and minority interest, less cash, as a multiple of calendar year 2010 estimated earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA. BofA Merrill Lynch then applied a range of selected multiples of calendar year 2010 estimated EPS derived from the selected publicly traded companies to corresponding data of Semitool and applied a range of selected multiples of calendar year 2010 estimated EBITDA derived from the selected publicly traded companies to corresponding data of Semitool. Estimated financial data of the selected publicly traded companies were based on publicly available research analysts’ estimates. Estimated financial data of Semitool were based on the average of estimates reported by First Call, an online aggregator of independent research analyst estimates managed by Thomson Financial. This analysis indicated the following implied per share equity value reference ranges for Semitool, as compared to the Offer Price:

Implied Per Share Equity Value Reference Ranges for Semitool (Rounded to the Nearest $0.25)		Offer Price
2010E EPS	2010E EBITDA
$7.00 – $8.75	$6.75 – $9.00	$11.00

No company used in this analysis is identical or directly comparable to Semitool. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Semitool was compared.

Selected Precedent Transactions Analysis. BofA Merrill Lynch reviewed, to the extent publicly available, financial information relating to the following 15 selected transactions involving companies in the semiconductor capital equipment industry:

Announcement Date	Acquiror	Target
February 26, 2009	Sumitomo Heavy Industries Ltd.	SEN Corporation (Axcelis Technologies)
September 2, 2008	Teradyne, Inc.	Eagle Test Systems, Inc.
February 21, 2008	KLA-Tencor Corporation	ICOS Vision Systems Corporation NV
December 12, 2007	Teradyne, Inc.	Nextest Systems Corporation
December 10, 2007	Lam Research Corporation	SEZ Holding AG
May 4, 2006	Applied Materials, Inc.	Applied Films Corporation
February 23, 2006	KLA-Tencor Corporation	ADE Corporation
July 11, 2005	Brooks Automation, Inc.	Helix Technology Corporation
March 21, 2005	Entegris, Inc.	Mykrolis Corp.
January 27, 2005	Rudolph Technologies, Inc.	August Technology Corp.
October 4, 2004	Toppan Printing Co., Ltd.	DuPont Photomasks, Inc.
August 16, 2004	Applied Materials, Inc.	Metron Technology N.V.
July 2, 2004	AIXTRON AG	Genus, Inc.
November 3, 2003	Veeco Instruments Inc.	Emcore TurboDisc Business
June 24, 2003	Francisco Partners / Shah Management	Schlumberger NPTest Business

BofA Merrill Lynch reviewed transaction values, calculated as the enterprise value implied for the target company based on the consideration payable in the selected transaction, as a multiple of the target company’s next calendar year EBITDA. BofA Merrill Lynch then applied a range of selected multiples of next calendar year EBITDA derived from the selected transactions to Semitool’s next calendar year EBITDA. Estimated financial data of the selected transactions were based on publicly available information. Estimated financial data of Semitool were based on the average of estimates reported by First Call. This analysis indicated the following implied per share equity value reference ranges for Semitool, as compared to the Offer Price:

Implied Per Share Equity Value Reference Ranges for Semitool (Rounded to the Nearest $0.25)	Offer Price
$6.75 – $12.00	$11.00

No company, business or transaction used in this analysis is identical or directly comparable to Semitool or the Offer and the Merger. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which Semitool and the Merger were compared.

2008-2009YTD Technology M&A Premium Analysis.

BofA Merrill Lynch reviewed publicly available data relating to recent technology transactions involving technology companies that it deemed to be relevant from January 1, 2008 through October 22, 2009. BofA Merrill Lynch reviewed the premiums paid in these transactions over the price of the target stock as reported at various dates (or for various periods) before the approximate date on which the public became aware of the possibility of such transactions.

Based on the analysis of the relevant metrics for each transaction listed above, BofA Merrill Lynch selected representative ranges of implied premia and financial multiples of the selected transactions and applied these ranges of premia and financial multiples to the relevant Semitool financial statistics. The following table summarizes BofA Merrill Lynch’s analysis:

Implied Per Share Equity Value Reference Ranges for Semitool (Rounded to the Nearest $0.25)		Offer Price
Prior Day’s Close (November 13, 2009)	3-Month Average
$10.00 – $11.50	$10.25 – $11.75	$11.00

No company, business or transaction used in this analysis is identical or directly comparable to Semitool or the Offer and the Merger. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which Semitool and the Merger were compared.

Discounted Cash Flow Analysis. BofA Merrill Lynch performed a discounted cash flow analysis of Semitool to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Semitool could generate during Semitool’s fiscal years 2010 through 2014 based on Wall Street consensus estimates and the Semitool management forecasts. BofA Merrill Lynch calculated terminal values for Semitool by applying perpetual growth rates of 3% to 5% to Semitool’s free cash flows for fiscal year 2014. The cash flows and terminal values were then discounted to present value as of December 31, 2009 using discount rates ranging from 12% to 14%. This analysis indicated the following implied per share equity value reference ranges for Semitool as compared to the Offer Price:

Implied Per Share Equity Value Reference Ranges for Semitool (Rounded to the Nearest $0.25)		Offer Price
Wall Street Case	Management Case
$7.00 – $10.00	$7.50 – $11.00	$11.00

Historical Stock Trading and Premium Analysis. BofA Merrill Lynch reviewed the historical trading performance of shares of Semitool common stock, as reported by FactSet, an online investment research and database service used by financial institutions, from the NASDAQ listing of such shares on November 13, 2007 until November 13, 2009. BofA Merrill Lynch observed that the low and high closing prices for shares of Semitool common stock over the two-year period ended November 13, 2009 ranged from $1.91 to $9.64, respectively, as compared to the Offer Price of $11.00. BofA Merrill Lynch also reviewed the Offer Price in relation to the average closing price for shares of Semitool common stock for the approximate 10-day, one-month, three-month, six-month, and one-year periods ended November 13, 2009 and two-year high. This review indicated that the Offer Price represented a premium to the prices for shares of Semitool common stock referenced above as set forth in the table below:

Premium to:	Period Ended November 13, 2009
Closing price as of November 13, 2009	44.5%
Average closing price for the one-month period	43.5%
Average closing price for the three-month period	40.4%
Average closing price for the six-month period	72.7%
Average closing price for the one-year period	129.9%
Highest closing price for the two-year period	14.1%

Research Analyst Stock Price Targets. BofA Merrill Lynch reviewed price targets for shares of Semitool common stock in recently published, publicly available Wall Street research analyst reports and observed that the consensus price target was $12.00 per share of Semitool common stock, as compared to the Offer Price of $11.00. BofA Merrill Lynch then applied a one-year 13% discount rate to the consensus price target to arrive at an implied per share equity value (rounded to the nearest $0.25) of $10.75 per share of Semitool common stock. This analysis indicated that the Offer Price exceeded the discounted consensus price target for Semitool common stock set forth in such analyst reports.

Miscellaneous

As noted above, the discussion set forth above is a summary of the material financial analyses presented by BofA Merrill Lynch to Semitool’s board of directors in connection with its opinion and is not a comprehensive description of all analyses undertaken by BofA Merrill Lynch in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Merrill Lynch believes that its analyses summarized above must be considered as a whole. BofA Merrill Lynch further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Merrill Lynch’s analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, BofA Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Semitool and Applied. The estimates of the future performance of Semitool in or underlying BofA Merrill Lynch’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Merrill Lynch’s analyses. These analyses were prepared solely as part of BofA Merrill Lynch’s analysis of the fairness, from a financial point of view, of the Offer Price and were provided to Semitool’s board of directors in connection with the delivery of BofA Merrill Lynch’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Merrill Lynch’s view of the actual values of Semitool.

The type and amount of consideration payable in the Offer and the Merger was determined through negotiations between Semitool and Applied, rather than by any financial advisor, and was approved by Semitool’s board of directors. The decision to enter into the Merger Agreement was solely that of Semitool’s board of directors. As described above, BofA Merrill Lynch’s opinion and analyses were only one of many factors considered by Semitool’s board of directors in its evaluation of the proposed Offer and Merger and should not be viewed as determinative of the views of Semitool’s board of directors or management with respect to the Offer and Merger or the Offer Price.

Semitool has agreed to pay BofA Merrill Lynch for its services in connection with the Offer and the Merger an aggregate fee currently estimated to be approximately $5.9 million, a portion of which was payable in connection with its opinion and a significant portion of which is contingent upon the completion of the Merger. Semitool also has agreed to reimburse BofA Merrill Lynch for its expenses incurred in connection with BofA Merrill Lynch’s engagement and to indemnify BofA Merrill Lynch, any controlling person of BofA Merrill Lynch and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.

BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Merrill Lynch and its affiliates invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in the equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Semitool, Applied and certain of their respective affiliates.

BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide investment banking, commercial banking and other financial services to Semitool and have received or in the future may receive compensation for the rendering of these services.

In addition, BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide investment banking, commercial banking and other financial services to Applied and have received or in the future may receive compensation for the rendering of these services.

Intent to Tender

As inducement to Applied to enter into the Merger Agreement, Raymon F. Thompson, Chairman of the Board and Chief Executive Officer of Semitool and certain other directors, officers and shareholders of Semitool identified in the Offer to Purchase (the “Identified Shareholders”), have each entered into a Shareholder Agreement with Applied and Purchaser. The following summary of certain provisions of the Shareholder Agreements is qualified in its entirety by reference to the form of Shareholder Agreement, which is incorporated herein by reference and filed as Exhibit (e)(12). Pursuant to Shareholder Agreements, the Identified Shareholders have agreed, in their capacity as shareholders of Semitool, to tender or cause to be tendered to Purchaser in the Offer all Shares owned beneficially and/or of record by them, as well as any additional Shares which they may acquire (pursuant to Semitool stock options or otherwise). The Identified Shareholders also have agreed to vote, or cause to be voted, all Shares owned by them in favor of the approval of the Merger Agreement (and against any other agreement or transaction that would reasonably be expected to impede, interfere with, prevent, delay or adversely effect in any material way the consummation of the transactions contemplated by the Merger

Agreement), to the extent any such Shares have not been previously accepted for payment pursuant to the Offer, and have given Applied an irrevocable proxy to vote each such shareholder’s Shares to that effect. In addition, the Identified Shareholders have agreed to waive any dissenters’ rights they may have under the Act and have agreed not to take any action that Semitool is prohibited from taking under the non-solicitation provisions of the Merger Agreement. As of November 16, 2009, the Identified Shareholders held collectively 10,393,693 Shares, which represented approximately 31.7% of the outstanding Shares as of such date.

In addition, the Identified Shareholders beneficially owned an additional 1,116,350 Shares of Semitool common stock as of such date, comprised of stock options and other securities. By their terms, the Shareholder Agreements terminate upon the earliest to occur of the Effective Time, the termination of the Shareholder Agreements by Applied, the termination of the Offer by Applied and the termination of the Merger Agreement in accordance with its terms.

To the best knowledge of Semitool, as of the date of this Statement, each executive officer, director, affiliate or subsidiary of Semitool who owns Shares presently intends to tender in the Offer all Shares that they own of record or beneficially, other than Shares, if any, that they may have the right to purchase by exercising stock options, Shares, if any, that if tendered would cause them to incur liability under the short-swing profits provisions of the Securities Exchange Act of 1934, as amended, or Shares, if any, which are restricted Shares.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

Information pertaining to the retention of BofA Merrill Lynch by Semitool in Item 4 (“The Solicitation or Recommendation – Opinion of BofA Merrill Lynch”) is hereby incorporated by reference in this Item 5.

Except as described above, neither Semitool nor any other person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to Semitool’s shareholders on its behalf in connection with the Offer or the other transactions contemplated by the Merger Agreement.

Item 6.	Interest in Securities of the Subject Company.

As of November 16, 2009, no transaction in Shares has been effected during the past 60 days by Semitool or any subsidiary of Semitool or, to the knowledge of Semitool, by any executive officer, director or affiliate of Semitool other than the issuance of an aggregate of 11,680 shares to holders of options to purchase Shares upon the exercise of such options by the holders thereof, with exercise prices ranging from $7.03 to $7.95 per Share and a weighted average exercise price of $7.25 per Share. No options or to purchase shares or other equity awards were issued under Semitool’s 2004 Stock Option Plan or 2007 Stock Incentive Plan.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement, Semitool is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer or other acquisition of Semitool’s securities by Semitool, any of its subsidiaries or any other person;

•	an extraordinary transaction, such as a merger, reorganization or liquidation, involving Semitool or any of its subsidiaries;

•	a purchase, sale or transfer of a material amount of assets of Semitool or any of its subsidiaries; or

•	a material change in the present dividend rate or policy, or indebtedness or capitalization of Semitool.

Except as set forth in this Statement, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Information Statement

An Information Statement will be furnished to Semitool’s shareholders pursuant to Section 14(f) under the Exchange Act, and Rule 14f-1 thereunder, in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Semitool Board, other than at a meeting of Semitool’s shareholders as described in Item 3 above.

Top-Up Option

Subject to the terms and conditions of the Merger Agreement, Semitool has granted Purchaser an option to purchase from Semitool, for a purchase price per Share equal to the Offer Price, payable in cash and/or by a promissory note, an additional number of Shares such that immediately after the issuance of those additional Shares, Purchaser would own at least 80% of the outstanding Shares (the “Top-Up Option”), in order to allow Purchaser to effect a short-form merger. The Top-Up Option may be exercised at or after the Acceptance Time and prior to the Effective Time. The Top-Up Option may not be exercised to the extent the number of Shares issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued Shares.

Vote Required to Approve the Merger and Short-Form Merger Statute

The Semitool Board has approved the Offer, the Merger and the Merger Agreement in accordance with the Act. Under Section 35-1-818 of the Act, if Purchaser acquires, pursuant to the Offer or otherwise, including the issuance by Semitool of Shares upon the exercise by Purchaser of the Top-Up Option, at least 80% of the outstanding Shares, Purchaser will be able to effect a short-form merger under the Act, which means that the Purchaser may effect the Merger without any further action by or vote of Semitool’s shareholders. If Purchaser acquires, pursuant to the Offer or otherwise, fewer than 80% of the outstanding Shares, the affirmative vote of the holders of at least two-thirds of the outstanding Shares on the record date of the Semitool shareholder meeting to approve the Merger Agreement will be required under Semitool’s Amended and Restated Articles of Incorporation and the Act to consummate the Merger. If Applied accepts Shares for payment pursuant to the Offer, Applied will hold a sufficient number of Shares to ensure any requisite approval of the Merger Agreement by Semitool’s shareholders under Semitool’s Amended and Restated Articles of Incorporation and the Act to consummate the Merger.

State Takeover Laws

Montana has not adopted, and the Offer, the Merger and the related transactions described herein are not subject to, any business combination, control share, or other anti-takeover statute.

Antitrust

Antitrust in the United States

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and specified waiting period requirements have been satisfied. These requirements apply to Applied’s and Purchaser’s acquisition of the Shares in the Offer.

Under the HSR Act, the purchase of the Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Applied as the ultimate parent of Purchaser of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request for additional information or documentary material prior to that time. On November 17, 2009 and November 18, 2009 Applied and Semitool, respectively, filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with Purchaser’s purchase of the Shares in the Offer and the Merger. Since the required waiting period commences with respect to the Offer and the Merger on the date of the filing of the required information and documentary material by Applied, we expect that the required waiting period will expire at 11:59 p.m., Eastern Standard Time, on December 2, 2009, unless earlier terminated by the FTC and the Antitrust Division or Purchaser receives a request for additional information or documentary material prior to that time. If before the end of the 15 calendar day waiting period, either the FTC or the Antitrust Division issues a request for additional information or documentary material from Applied, the waiting period with respect to the Offer and the Merger will be extended for an additional period of ten calendar days following the date of Applied’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order or with Applied’s consent. The FTC or the Antitrust Division may terminate the additional ten calendar day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time.

At any time before or after the purchase of the Shares by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares in the Offer and the Merger, the divestiture of the Shares purchased in the Offer or the divestiture of substantial assets of Purchaser, Semitool or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general and foreign antitrust regulators may also bring legal actions under the antitrust laws under certain circumstances.

Other Foreign Competition Law Filings

Under German merger control law, the purchase of Shares in the Offer may not be completed until the expiration of a one-month waiting period following the Federal Cartel Office’s (the “FCO”) receipt of a complete filing by Applied and no decision of the FCO to enter into an in-depth investigation (Hauptprüfverfahren) has been passed or a clearance has been obtained. Applied will file a merger control notification with the FCO as soon as practicable after the date of the Offer to Purchase. If the FCO begins an in-depth investigation prior to the expiration of the one-month waiting period, the waiting period with respect to the Offer and the Merger will be extended until the expiration of four months following the FCO’s receipt of the complete notification, unless clearance has been obtained. After expiration of the four month waiting period, the waiting period can be extended only with the consent of Applied and Semitool. As long as no clearance has been obtained, it is illegal and subject to administrative fines, to consummate the Offer and the Merger. Agreements concluded under German law will be deemed to be invalid. Within its investigation, the FCO determines whether the Merger will result in the formation or strengthening of a market dominant position of the parties in a relevant market. Should the FCO come to the conclusion that this is the case, it may prohibit the Merger or impose remedies which regularly consist of divestitures of certain businesses or parts thereof. If the latter is the case, the Merger may be consummated upon the issuance of a clearance decision (in case of non-conditional remedies which must be fulfilled at a later date within a specified time period) or upon the complete fulfillment of all respective conditions (in case of conditional remedies).

Applied, Purchaser and/or Semitool will be required to make joint filings under Japanese antitrust laws following the consummation of the transactions contemplated by the Merger Agreement.

Dissenters’ Rights

Any Share that, as of the Effective Time, is held by a holder who is entitled to, and who has properly asserted, dissenters’ rights under Sections 35-1-826 through 35-1-839 of the Act with respect to such Share, and has not waived, withdrawn or otherwise lost such rights, will not be converted into or represent the right to receive the price per Share paid in the Offer and the holder of such share will be entitled only to such rights as may be granted to such holder pursuant to Sections 35-1-826 through 35-1-839 of the Act with respect to such Share. Shares held by shareholders who fail to preserve or perfect, or who waive, withdraw or otherwise lose, their rights to payment under Sections 35-1-826 through 35-1-839 of the Act, however, will be deemed automatically to have been converted into, at the Effective Time, and to represent only, the right to receive (upon the surrender of the stock certificate representing such Share) the price per Share paid in the Offer in cash, without interest thereon and less any required withholding tax. Each shareholder holding of record or beneficially owning Shares that is entitled to and has properly asserted dissenters’ rights with respect to such Shares, and has not waived, withdrawn or otherwise lost such rights, will receive payment of the estimated fair value for such Shares (plus interest determined in accordance with Section 35-1-834 of the Act) from Purchaser (or from the depositary for the Offer, BNY Mellon Shareowner Services, on behalf of Purchaser) pursuant to Sections 35-1-826 through 35-1-839 of the Act.

Semitool will give Applied prompt notice upon receipt by Semitool at any time prior to the Effective Time of any demand for payment of the estimated fair value of any Shares under Sections 35-1-826 through 35-1-839 of the Act and of any other demand, notice, withdrawal or other instrument delivered to Semitool prior to such time pursuant to the Act. Further, Semitool will give Applied the opportunity to participate in and direct all negotiations and proceedings with respect to any such demand, notice or instrument. Semitool has agreed that it will not, except with the prior written consent of Applied, negotiate, voluntarily make any payment with respect to, or settle or offer to settle, any such demand prior to the Effective Time.

In accordance with applicable Montana law, a separate notice and detailed description of dissenters’ rights under Sections 35-1-826 through 35-1-839 of the Act for shareholders entitled to assert dissenters’ rights under Montana law will be provided to the remaining shareholders of Semitool, together with a copy of such provisions, after completion of the Offer.

Cautionary Statement Regarding Forward-Looking Information

Information both included and incorporated by reference in this Statement may contain “forward-looking statements” that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Semitool’s shareholders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Offer and Merger, uncertainties as to how many of Semitool’s shareholders will tender their stock in the Offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of Semitool’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the SEC by Semitool, as well as the Schedule TO filed by Purchaser and Parent. Semitool does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Item 9.	Material to be Filed as Exhibits.

Exhibit	Item

(a)(1)	Offer to Purchase dated November 19, 2009 (incorporated herein by reference to Exhibit (a)(1) to the Schedule TO of Applied and Purchaser filed on November 19, 2009).

(a)(2)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(2) to the Schedule TO of Applied and Purchaser filed on November 19, 2009).

(a)(3)	Form of Notice of Guarantee Delivery (incorporated herein by reference to Exhibit (a)(3) to the Schedule TO of Applied and Purchaser filed on November 19, 2009).

(a)(4)	Form of Letter from the Information Agent to Brokers, Dealer, Bank, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(4) to the Schedule TO of Applied and Purchaser filed on November 19, 2009).

(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(5) to the Schedule TO of Applied and Purchaser filed on November 19, 2009).

(a)(6)	Instructions for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated herein by reference to Exhibit (a)(6) to the Schedule TO of Applied and Purchaser filed on November 19, 2009).

(a)(7)	Opinion of Merrill Lynch Pierce Fenner & Smith Incorporated dated November 16, 2009 (attached hereto as Annex A).

(a)(8)	Letter to the Company’s shareholders communicating the Semitool Board of Director’s recommendation, dated November 19, 2009 (attached hereto as Annex B).

(a)(9)	Joint Press Release by Applied and the Company dated November 17, 2009 (incorporated herein by reference to Exhibit 99.1 to the Form 8-K of the Company filed on November 17, 2009).

(a)(10)	Press Release by Applied dated November 19, 2009 (incorporated herein by reference to Exhibit (a)(9) to the Schedule TO of Applied and Purchaser filed on November 19, 2009).

(a)(11)	Summary Newspaper Advertisement published in The Wall Street Journal on November 19, 2009 (incorporated herein by reference to Exhibit (a)(8) to the Schedule TO of Applied and Purchaser filed on November 19, 2009).

(e)(1)	Merger Agreement dated November 16, 2009 between the Company, Applied and Purchaser (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO of Applied and Purchaser filed on November 19, 2009).

(e)(2)	Employment Agreement between the Company and Larry E. Murphy dated April 20, 2004 (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, date of report June 30, 2004).

(e)(3)	Employment Agreement between the Company and Larry A. Viano dated June 1, 2003 (incorporated herein by reference to Exhibit 10.41 to the Company’s Quarterly Report on Form 10-Q, date of report June 30, 2003).

(e)(4)	Employment Agreement between the Company and Timothy C. Dodkin dated June 30, 2003 (incorporated herein by reference to Exhibit 10.42 to the Company’s Quarterly Report on Form 10-Q, date of report June 30, 2003).

(e)(5)	Executive Bonus Plan for Larry E. Murphy, President and Chief Operating Officer dated October 1, 2005 (incorporated herein by reference to Exhibit 10.1 to the Company’s Report on Form 8-K, date of report October 1, 2005).

Exhibit	Item

(e)(6)	Form of Change in Control Severance Agreement (incorporated herein by reference to Exhibit 10.17 to the Form 8-K of the Company filed on August 12, 2009).

(e)(7)	Aircraft Lease between Eagle I, LLC and Semitool, Inc. dated January 15, 2004, as amended (incorporated herein by reference to Exhibits 10.2 and 10.3 to the Company’s Quarterly Report on Form 10-Q, date of report March 31, 2004).

(e)(8)	Aircraft Lease between Eagle II, LLC and Semitool, Inc. dated March 31, 2004, as amended (incorporated herein by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q, date of report March 31, 2004).

(e)(9)	Noncompetition Agreement between Purchaser and each of Raymon F. Thompson and Larry E. Murphy dated November 16, 2009 (incorporated herein by reference to Exhibits (d)(2) and (d)(3) to the Schedule TO of Applied and Purchaser filed on November 19, 2009).

(e)(10)	Consulting Agreement between Purchaser and Raymon F. Thompson dated November 16, 2009 (incorporated herein by reference to Exhibit (d)(5) to the Schedule TO of Applied and Purchaser filed on November 19, 2009).

(e)(11)	Offer Letter, dated as of November 16, 2009, between Applied Materials, Inc. and Larry E. Murphy (incorporated herein by reference to Exhibit (d)(6) to the Schedule TO of Applied and Purchaser filed on November 19, 2009).

(e)(12)	Form of Tender and Support Agreement, dated as of November 16, 2009, by and among Applied, Purchaser. and each of the following: Raymon F. Thompson and Ladiene A. Thompson (and/or related trusts); Howard A. Bateman; Donald P. Bauman; Timothy C. Dodkin; Daniel J. Eigeman; Charles P. Grenier; Steven C. Stahlberg; Steven R. Thompson; Larry E. Murphy; Larry A. Viano; James L. Wright, Paul M. Siblerud, Klaus Pfeifer, and Richard C. Hegger (incorporated herein by reference to Exhibit (d)(4) to the Schedule TO of Applied and Purchaser filed on November 19, 2009).

(g)	None

Annex A	Opinion of Merrill Lynch Pierce Fenner & Smith Incorporated dated November 16, 2009

Annex B	Letter to the Company’s shareholders communicating the Semitool Board of Director’s recommendation, dated November 19, 2009

[Signature Page Follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SEMITOOL, INC.

/s/ Larry A. Viano
Larry A. Viano
Chief Financial Officer

Dated: November 19, 2009

Annex A

November 16, 2009

The Board of Directors

Semitool, Inc.

655 West Reserve Drive

Kalispell, Montana 59901

Members of the Board of Directors:

We understand that Semitool, Inc. (“Semitool”) proposes to enter into the Agreement and Plan of Merger (the “Agreement”) among Semitool, Applied Materials, Inc. (“Applied Materials”) and Jupiter Acquisition Sub, Inc., a wholly owned subsidiary of Applied Materials (“Acquisition Sub”). Pursuant to the Agreement, among other things, (i) Acquisition Sub will commence a tender offer (the “Offer”) to purchase all of the outstanding shares of common stock, no par value, of Semitool (“Semitool Common Stock”) for $11.00 per share in cash (the “Offer Price”) and (ii) after acquiring shares of Semitool Common Stock in accordance with the Offer, Acquisition Sub will merge with Semitool (the “Merger” and together with the Offer, the “Transaction”) and each outstanding share of Semitool Common Stock will be converted into the right to receive the Offer Price. The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Company Common Stock of the Offer Price to be received by such holders in the Transaction.

In connection with this opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to Semitool;

(ii)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Semitool furnished to or discussed with us by the management of Semitool, including certain financial forecasts relating to Semitool prepared by the management of Semitool (such forecasts, “Semitool Forecasts”);

(iii)	discussed the past and current business, operations, financial condition and prospects of Semitool with members of senior management of Semitool;

(iv)	reviewed the trading history for Semitool Common Stock and a comparison of that trading history with the trading histories of other companies we deemed relevant;

(v)	compared certain financial and stock market information of Semitool with similar information of other companies we deemed relevant;

(vi)	compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of other transactions we deemed relevant;

(vii)	considered the results of our efforts to solicit, at the direction of Semitool, indications of interest from third parties with respect to a possible acquisition of Semitool;

(viii)	reviewed a draft, dated November 15, 2009, of the Agreement (the “Draft Agreement”); and

(ix)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of Semitool that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Semitool Forecasts, we have been advised by Semitool, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Semitool as to the future financial performance of Semitool. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Semitool, nor have we made any physical inspection of the properties or assets of

Semitool. We have not evaluated the solvency or fair value of Semitool or Applied Materials under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of Semitool, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Semitool or the contemplated benefits of the Transaction. We have also assumed, at the direction of Semitool, that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by us.

We express no view or opinion as to any terms or other aspects of the Transaction (other than the Offer Price to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction. Our opinion is limited to the fairness, from a financial point of view, of the Offer Price to the holders of Semitool Common Stock and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by the holders of any other class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Offer Price. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to Semitool or in which Semitool might engage or as to the underlying business decision of Semitool to proceed with or effect the Transaction. We did not express any opinion as to the prices at which Semitool common stock would trade at any time, including following announcement or consummation of the Transaction. In addition, we express no opinion or recommendation to any shareholder as to whether such shareholder should tender any Semitool Common Stock pursuant to the Offer or as to how such shareholder should vote or act in connection with the Merger, the Transaction or any related matter.

We have acted as financial advisor to Semitool in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion and a significant portion of which is contingent upon consummation of the Transaction. In addition, Semitool has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Semitool, Applied Materials and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Semitool and have received or in the future may receive compensation for the rendering of these services.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Applied Materials and have received or in the future may receive compensation for the rendering of these services.

It is understood that this letter is for the benefit and use of the Board of Directors of Semitool in connection with and for purposes of its evaluation of the Transaction.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by our Americas Fairness Opinion (and Valuation Letter) Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Offer Price to be received in the Transaction by holders of Semitool Common Stock is fair, from a financial point of view, to such holders.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER &
SMITH INCORPORATED

Annex B

November 19, 2009

Dear Fellow Shareholders:

We are pleased to inform you that on November 16, 2009, Semitool, Inc. (“Semitool”) entered into an Agreement and Plan of Merger (as amended from time to time, the “Merger Agreement”), with Applied Materials, Inc., a Delaware corporation (“Applied”) and Jupiter Acquisition Sub, Inc., a Montana corporation and a wholly owned subsidiary of Applied (“Purchaser”).

Under the terms of the Merger Agreement and subject to the conditions set forth in the Offer to Purchase and related materials from Applied and Purchaser, which are enclosed with this letter, Purchaser is commencing today a cash tender offer to purchase all of the outstanding shares of common stock of Semitool (the “Shares”) at a purchase price of $11.00 per Share, net to the seller in cash without interest, less any required withholding taxes. Unless subsequently extended, the tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on December 17, 2009. The tender offer is conditioned upon, among other things, there being validly tendered in accordance with the terms of the tender offer, and not withdrawn prior to the expiration date, Shares that, together with any Shares owned by Applied or Purchaser generally represent more than 66-2/3% of the outstanding Shares of the Semitool after accounting for any Shares issuable upon exercise of vested options or similar arrangements.

If successful, the tender offer will be followed by the merger of Purchaser and Semitool, with the surviving entity being a wholly owned subsidiary of Applied. In the merger, Shares not purchased in the tender offer (other than any Shares in respect of which appraisal rights are validly exercised under Montana law and any Shares held by Semitool, Applied or Purchaser or any subsidiary of Semitool, Applied or Purchaser) will be converted into the right to receive the same $11.00 per share cash payment, without interest, paid in the tender offer.

The board of directors of Semitool unanimously recommends that Semitool’s shareholders accept the tender offer and tender their Shares to Purchaser for purchase pursuant to such offer. In arriving at its recommendation, Semitool’s board of directors considered a number of factors. Those factors are discussed in the enclosed solicitation/recommendation statement on Schedule 14D-9.

The Offer to Purchase and related materials, including a letter of transmittal for use in tendering your Shares, sets forth the terms and conditions of Purchaser’s tender offer and provide instructions on how to tender your Shares. We urge you to read each of the enclosed materials carefully.

Very truly yours,

/s/ Raymond F. Thompson
Raymon F. Thompson
Chairman and Chief Executive Officer